AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                  June 15, 2001

                      REGISTRATION NO. 333-_______________
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                             THE MORGAN GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                         ------------------------------

         DELAWARE                                        22-2902315
(STATE OR OTHER JURISDICTION                (I.R.S. EMPLOYER IDENTIFICATION NO.)
         OF INCORPORATION)
                           --------------------------

                              2746 Old U.S. 20 West
                             Elkhart, Indiana 46514
                                 (219) 295-2200
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)
                         ------------------------------

                                 Gary J. Klusman
                             The Morgan Group, Inc.
                              2746 Old U.S. 20 West
                             Elkhart, Indiana 46514
                                (219) 295 - 2200
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent For Service)
                         ------------------------------

                                   COPIES TO:

                                   Eric R. Moy
                               Barnes & Thornburg
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                                 (317) 231-7298

                           --------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                           --------------------------

                         CALCULATION OF REGISTRATION FEE

                                               PROPOSED MAXIMUM        PROPOSED MAXIMUM      AMOUNT OF
TITLE OF SECURITIES         AMOUNT TO BE        OFFERING PRICE             AGGREGATE        REGISTRATION
TO BE REGISTERED             REGISTERED           PER SHARE             OFFERING PRICE          FEE(1)

Class A Common Stock,          1,248,157             $9.00                $11,233,413.00        $2,808.35
   $.015 par value

Class B Common Stock,          2,200,000             $9.00                $19,800,000.00        $4,950.00
  $.015 par value

(1) The registration fee has been calculated in accordance with Rule 457(g) under the Securities Act of 1933, as amended, based on the proposed maximum aggregate offering price.

                         ------------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------

                                INTRODUCTORY NOTE

         This Registration Statement contains (i) a prospectus relating to the offering by The Morgan Group, Inc. of its Class A common stock issuable upon the exercise of Class A warrants and (ii) a prospectus supplement relating to the offering by The Morgan Group, Inc. of its Class B common stock issuable upon exercise of Class B warrants. The prospectus supplement immediately follows the prospectus.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY
PROSPECTUS
SUBJECT TO COMPLETION
DATED JUNE 15, 2001


                    1,248,157 SHARES OF CLASS A COMMON STOCK

                                    [MG LOGO]

                       ISSUABLE UPON EXERCISE OF WARRANTS

         We currently have two classes of common stock issued and outstanding, Class A common stock, $.015 par value, and Class B common stock, $.015 par value. We have no other equity securities outstanding. We are distributing to holders of our Class A Common Stock, Class A warrants to purchase additional shares of our Class A common stock; and to holders of our Class B Common Stock, Class B warrants to purchase additional shares of our Class B common stock. This prospectus relates to the Class A common stock issuable upon exercise of the Class A warrants. A separate prospectus supplement relates to the Class B common stock issuable on exercise of the Class B warrants. Our Class A common stock trades on the American Stock Exchange under the symbol "MG" and there is no public market for our Class B common stock.

         o For each share of our Class A common stock which you own on the record date of ___________, 2001 you will receive one Class A warrant. The number of Class A warrants to be issued to each holder of our Class A common stock will be rounded down to the nearest whole Class A warrant. For each Class A warrant that you exercise you will be able to purchase, subject to certain adjustments, one share of our Class A common stock at the warrant exercise price of $9.00 per share. The exercise price for the Class A warrants will be reduced to $6.00 per share during a reduction period of at least 30 days to be set by our Board of Directors.

         o The Class A warrants are transferable. No public market for the warrants currently exists and we can give no assurance that a public market for the warrants will ever develop. We do not intend to apply, and are not obligated to apply, for listing of the warrants on any securities exchange. However, we intend to apply for listing of the Class A common stock underlying the Class A warrants on the American Stock Exchange. Transfer of the Class B warrants and the underlying Class B common stock will be restricted.

         o We will not issue fractional shares, and we will not pay cash in place of warrants or fractional shares. If the number of warrants which you own on the record date would result, when exercised, in your receipt of fractional shares, the number of shares which you will be able to purchase pursuant to such warrants will be rounded down to the next whole number.

         o The warrants are exercisable for a 5-year period beginning on the date of this prospectus, when completed, and continuing until 5:00 p.m., New York City Time, on ____________, 2006. To exercise warrants, you must submit the appropriate purchase documents and payment to us before the warrants expire.

         o        Warrants are irrevocable once exercised.

         o Holders of shares of our common stock who do not choose to exercise their warrants will continue to own the same number of shares of our Class A common stock, but may own a substantially smaller percentage of the total number of shares outstanding to the extent that other stockholders exercise warrants.

--------------------------------------------------------------------------------------------------------------------
                            Maximum Number       Maximum Warrant     Underwriting Discounts     Maximum Proceeds
                          of Shares Issuable      Exercise Price      and Commissions (1)        to Company (2)
--------------------------------------------------------------------------------------------------------------------
Per Share of Class A          1,248,157             $9.00 (3)                 None                  $9.00 (3)
Common Stock
--------------------------------------------------------------------------------------------------------------------
Per Share of Class B          2,200,000               $9.00                   None                    $9.00
Common Stock
--------------------------------------------------------------------------------------------------------------------
Total (4)                     3,448,157          $31,033,413 (3)              None               $31,033,413 (3)
--------------------------------------------------------------------------------------------------------------------

(1) We are distributing the warrants directly to our stockholders and do not intend to pay any commissions or other remuneration to any person for soliciting purchasers of the shares of Class A common stock underlying the warrants.

(2) Before estimated expenses of $_______________. The warrant exercise price is considerably higher than the recent trading price of the Class A common stock as of the date of this Prospectus. There is no minimum offering. There is no assurance that any of the warrants will be exercised.

(3) The exercise price for the Class A warrants will be reduced to $6.00 per share during a reduction period of at least 30 days to be set by our Board of Directors. If such period is not set prior to the date 60 days before the expiration date, such period will comprise the final 30 days before the expiration date.

(4)      Assumes exercise of all warrants to be issued in this offering.


This investment involves risk. See "Risk Factors" beginning on page 6 to read about risks that you should consider carefully before buying shares of our Class A common stock.
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

The date of this Prospectus is June 15, 2001.

                                TABLE OF CONTENTS

Prospectus Summary
         The Morgan Group, Inc.
         The Offering
Risk Factors
         Risks Related to the Offering
         Risks Related to Us and Our Industry
         Risks Related to Factors Outside Our Control
Capitalization
Summary Financial Data
Management's Discussion and Analysis of
        Financial Condition and Results of Operations
          Results of Operations for the Year 2000 Compared
             with 1999
          Interim Results of Operations for the Quarter
             Ending March 31, 2001
Market for Common Equity
   and Related Shareholder Matters
          Market Information
          Dividend Policy
Use of Proceeds
The Offering
          Exercising Your Warrants
          Warrant Exercise Price
          Expiration Time
          Transfer Agent
          Determination of Warrant Exercise Price
          Lynch Interactive, Inc.
          Plan of Distribution
          Warrant Payments
          Anti-Dilution Protection
          Signature Guarantees
          Nominee Holders
          Ambiguities in Exercise of the Warrants
          Interpretation
          Risk of Loss on Delivery of Warrant Certificates
             and Payment
          Exercise of Less than All Warrants
          Transferability of Warrants
          Procedures for Depository Trust Company
             Participants
          No Revocation
          No Board Recommendation
          Issuance of Stock Certificates
          Foreign Stockholders; Stockholders with APO or
             FPO Addresses
          State and Foreign Securities Law
          Regulatory Limitation
          Questions or Requests for Assistance
Dilution
Description of Capital Stock
          Class A and Class B Common Stock
          Preferred Stock
          Certain Statutory, Charter and By-Law Provisions
Certain Federal Income Tax Consequences
Indemnification of Directors and Officers --
    Disclosure of Commission's Position on Indemnification
Legal Matters
Experts
Forward Looking Statements
Where You Can Find More Information
Incorporation by Reference

                               PROSPECTUS SUMMARY

         This summary highlights certain information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks involved in our Class A common stock discussed under "Risk Factors" before deciding to invest in shares of our Class A common stock.

                             THE MORGAN GROUP, INC.

         The Morgan Group, Inc. is the nation's largest publicly owned service company managing the delivery of manufactured homes, commercial vehicles and specialized equipment in the United States, and, through its wholly owned and principal subsidiary, Morgan Drive Away, Inc., has been operating since 1936. We primarily provide outsourcing transportation services through a national network of approximately 975 independent owner-operators and approximately 1,295 other drivers as of March 31, 2001. We dispatch our drivers from 70 locations in 27 states, as of such date. We also provide certain insurance services to the independent owner-operators through our insurance subsidiaries.

         As further described below, our strategy is to grow through expansion in our niche businesses while pursuing appropriate acquisitions or joint ventures in related industries. In addition, we will seek to expand insurance product offerings to drivers and owner-operators.

Our Services

         We operate in four business segments: Manufactured Housing, Driver Outsourcing, Specialized Outsourcing Services, and Insurance and Finance.

         o Manufactured Housing Segment. We derive the largest portion of our operating revenues from transportation of manufactured housing, primarily new manufactured homes, modular homes, and office trailers. We also transport used manufactured homes and offices for individuals, businesses, and the U.S. Government. We are the largest transporter of manufactured homes in the United States. As of March 31, 2001, we utilize approximately 652 independent owner-operators to transport manufactured homes for our customers. The number of independent owner-operators decreased approximately 26% from March 31, 2000, principally due to the decrease in shipments. To serve the regional structure of this industry, we position each of our dispatch offices close to the production facility it serves. Each of our 22 dispatch offices at March 31, 2001, is substantially dedicated to serving a single facility.

                  In 2000, for the second consecutive year, the manufactured housing industry experienced a decline in shipments and production. However, we believe that the manufactured housing industry over the long-term should grow, but there is no assurance that manufactured housing sales will increase.

         o Driver Outsourcing Segment. Our driver outsourcing segment provides outsourcing transportation services primarily to manufacturers of recreational vehicles, commercial trucks, and other specialized vehicles through a network of service centers in nine states. In 2000, we delivered approximately 36,900 units through the use of these drivers. While the number of deliveries decreased, operating revenue per unit delivered increased in 2000.

         o Specialized Outsourcing Services Segment. Our specialized outsourcing services segment delivers large trailers ("Towaway Services") and travel and other small trailers. As of March 31, 2001, we had contracts with approximately 124 independent owner-operators who drive semi-tractors to provide Towaway Services compared to 76 independent owner-operators at March 31, 2000. As of March 31, 2001, we deliver travel and other small trailers through 196 independent owner-operators.

         o Insurance and Finance Segment. Our insurance and finance segment provides insurance and financing to our drivers and independent owner-operators. Our insurance subsidiary may accept a limited portion or all of the underwriting risk, retaining the appropriate proportion of the premiums. This segment administers our cargo, bodily injury and property damage insurance programs.

Customers and Marketing

         Our customers are located in various parts of the United States. Our largest manufactured housing customers include Oakwood Homes Corporation, Fleetwood Enterprises, Inc., Champion Enterprises, Inc., Cavalier Homes, Inc., Clayton Homes, Inc., Four Seasons Housing, Inc., Scotsman, and Commodore Corporation. Our largest driver outsourcing customers include Winnebago Industries, Inc., Thor Industries, Inc., Damon Corporation and Utilimaster. Our largest specialized outsourcing services customers include Fleetwood Enterprises, Inc., Keystone RV and North American Van Lines, Inc. While most manufacturers rely solely on carriers such as us, other manufacturers operate their own equipment and may employ outside carriers on a limited basis.

         Our operating revenues primarily include linehaul revenues derived by multiplying the miles of a given shipment by the stated mileage rate. Operating revenues also include charges for permits, insurance, escorts and other items. A substantial portion of our operating revenues are generated under one, two, or three-year contracts with producers of manufactured homes, recreational vehicles, and the other products. In these contracts, the manufacturers agree that we will provide a specific percentage (up to 100%) of their transportation service requirements from a particular location on the basis of a prescribed rate schedule, subject to certain adjustments to accommodate increases in our transportation costs. Linehaul revenues generated under customer contracts in 2000, 1999 and 1998 were 69%, 71%, and 64% of total linehaul revenues, respectively.

         Our ten largest customers all have been served for at least three years and accounted for approximately 67%, 68% and 69% of linehaul revenues in 2000, 1999 and 1998, respectively. Linehaul revenues under contract with Fleetwood Enterprises, Inc. accounted for over 15% of linehaul revenues in 2000. Linehaul revenues with Oakwood Homes Corporation accounted for over 20% of linehaul revenues in 2000. The Fleetwood manufactured housing contract is continuous except that it may be terminated upon thirty (30) days written notice by either party if the other party has repeatedly failed to perform, persistently disregarded applicable laws or regulations, or otherwise committed a substantial violation of the contract. The Oakwood manufactured housing contract is renewed annually. We have been servicing Fleetwood for over 25 years and Oakwood for ten years. Most of our contracts provide for scheduled rate increases based upon regional fuel prices. These increases are generally passed on to the independent owner-operators who purchase fuel.

         We market services through 70 locations in 27 states at March 31, 2001, concentrated where manufactured housing and recreational vehicle production facilities are located. Marketing support personnel are located both at our Elkhart, Indiana headquarters and regionally.

         Our sales personnel meet periodically with manufacturers to review production schedules, requirements and maintain contact with customers' shipping personnel. Our senior management maintains personal contact with corporate officers of our largest customers. Regional and terminal personnel also develop relationships with manufactured home park owners, retailers, finance companies and others to promote our services for shipment of used manufactured homes. We also participate in industry trade shows throughout the country and advertise in trade magazines, newspapers, and telephone directories.


Growth Strategy

         Our strategy is to focus on our core transportation services. We will also look for opportunities to capitalize and/or grow our market in manufactured housing and driver outsourcing through acquisitions, if suitable opportunities arise.

         o Manufactured Housing. We believe we can take better advantage of our position in the manufactured housing industry by expanding the services we offer within our specialized business. We will also pursue other national contracts with manufacturers. While the manufactured housing industry has been in recession, we are seeking to position ourselves to take advantage of growth opportunities as this industry recovers.

         o Driver Outsourcing. We have focused our driver outsourcing operations in two broad markets, recreational and commercial vehicles. Given the softness in the recreational vehicle industry, we are seeking to expand in the delivery of commercial vehicles, such as commercial trucks, school buses, ambulances, dump trucks and shuttle buses.

         o Specialized Outsourcing Services. We believe we can grow our Towaway business by increasing the number of available drivers and through the use of transportation brokers. We have not been able to take full advantage of large trailer delivery opportunities because we have not had a sufficient number of Towaway drivers or our drivers were not in the required locations.

         o Acquisitions/Joint Ventures. We regularly consider acquisition opportunities. We may consider acquiring regional or national firms that service the manufactured housing and/or the outsourcing industry as well as logistics, transportation, or related industries.

         o Insurance and Finance. We may seek to expand our insurance services to our independent contractors and others. We currently have no plans to grow the finance portion of our business.

Our Address

         Our principal office is located at 2746 Old U.S. 20 West, Elkhart, Indiana 46514-1168.

                                          THE OFFERING

The Offering                        We are  offering to sell an  aggregate of up
                                    to 1,248,157 shares of our Class A common stock upon the exercise of Class A warrants being distributed to holders of our Class A common stock.

Record Date                         ______________, 2001

The Warrants                        We are distributing to each record holder of
                                    our Class A common stock on the record date one Class A warrant for each share of our Class A common stock held on that date, for a total of 1,248,157 Class A warrants. We are also distributing to each record holder of our Class B common stock on the record date one Class B warrant for each share of our Class B common stock held on that date, for a total of 2,200,000 Class B warrants.
                                    No warrants to purchase fractional shares will be issued and the number of warrants to be issued to each holder will be rounded down to the nearest whole warrant.

                                    Each Class A warrant  entitles the holder to
                                    purchase  one  share  of our  Class A common
                                    stock at an  exercise  price  of  $9.00  per
                                    share,   subject  to  adjustment   upon  the
                                    occurrence  of  certain   dilutive   events.
                                    Please   see   "The   Offering-Anti-Dilution
                                    Protection." The exercise price for the Class A warrants will be reduced to $6.00 per share during a period of not less than 30 days, the timing of which is to be set by our Board of Directors. Please see "The Offering - Warrant Exercise Price".

                                    Each Class B warrant  entitles the holder to
                                    purchase  one  share  of our  Class B common
                                    stock at an  exercise  price  of  $9.00  per
                                    share,   subject  to  adjustment   upon  the
                                    occurrence of certain dilutive  events.  The
                                    Class B warrants will not carry any right to a reduction in their exercise price.

                                    There is no minimum amount of shares you must purchase to exercise warrants.

No Minimum Offering                 There  is  no  minimum   offering.   We  are
                                    distributing   the   warrants  to  give  our
                                    stockholders a fixed opportunity to purchase
                                    additional shares of our common stock. As of
                                    _____________,  2001,  the closing  price of
                                    our  shares  of  Class A  common  stock  was
                                    $________.   Because  the  warrant  exercise
                                    price is $9.00, subject to adjustment, the warrants are "out-of-the-money" on the date hereof and are likely to be out-of-the-money for an indefinite period of time, there is no assurance that any of the warrants will be exercised.

Expiration Time                     The warrants have a five-year  term. You may
                                    exercise your warrants commencing on the date of this prospectus, when completed. The warrants will expire on ______________, 2006 at 5:00 p.m., New York City Time.

How Warrants will be Evidenced      We will  distribute to each record holder of
                                    our Class A common  stock on the record date
                                    a  warrant  certificate   representing  such
                                    holder's  Class A  warrants.  We  will  also
                                    distribute  to  each  record  holder  of our
                                    Class B common  stock on the  record  date a
                                    warrant   certificate    representing   such
                                    holder's Class B warrants.

Exercising  Your Warrants           You may exercise  your  warrants at any time
                                    beginning on the date of this prospectus and
                                    continuing  until  the  expiration  time  by
                                    properly completing and signing your warrant
                                    certificate  and  returning  it,  with  full
                                    payment  for the total  number of shares you
                                    are purchasing, to our transfer agent by the
                                    expiration time. Your payment should be made
                                    by bank certified check,  cashier's check or
                                    wire transfer. You may elect to exercise all
                                    or a  portion  of your  warrants.  See  "The
                                    Offering--Exercise    of    Warrants"    and
                                    "--Method of Payment" for details about delivery and payment. Any warrants that you do not exercise by the expiration time will become null and void after the expiration time.

Transferability of Warrants         The Class A warrants are  transferable.  The
                                    Class B warrants  are  subject  to  transfer
                                    restrictions  which are described under "The
                                    Offering--Transferability  of  Warrants." No
                                    public  market  for the  warrants  currently
                                    exists and we can give no  assurance  that a
                                    public  market  for the  warrants  will ever
                                    develop.  We do not intend to apply, and are
                                    not  obligated to apply,  for listing of the
                                    warrants   on   any   securities   exchange.
                                    However, we intend to apply for listing of the Class A common stock underlying the Class A warrants on the American Stock
                                    Exchange.

Irrevocability of Warrants          Your  exercise of  warrants  is  irrevocable
                                    after you submit the warrant certificate and the warrant exercise price.

Transfer Agent                      American  Stock  Transfer & Trust Company 59
                                    Maiden  Lane,  9 Plaza  Level New York,  New
                                    York 10038 Attention: Shareholder Relations

Questions                           If  you  have  any   questions   about   the
                                    offering,    including    questions    about
                                    exercising your warrants and requests for additional copies of this prospectus or other documents, please contact the transfer agent, toll free at (800) 777-0800.

Stock Certificates                  Certificates   representing  shares  of  our
                                    common stock purchased in this offering will
                                    be  delivered  to   purchasers  as  soon  as
                                    practicable after we receive a properly completed warrant certificate and payment of the warrant exercise price.

Federal Income Tax
Consequences                        Your receipt or exercise of warrants  should
                                    not be treated as a taxable event for United
                                    States federal  income tax purposes.  Please
                                    see    "Certain     Federal    Income    Tax
                                    Consequences."

Risk Factors                        An  investment in shares of our common stock
                                    involves a high  degree of risk.  Please see
                                    "Risk Factors."

Use of Proceeds                     Any net  proceeds of this  offering  will be
                                    used by us for general  corporate  purposes.
                                    Because  there is no minimum  offering,  and
                                    the  warrant  exercise  price of  $9.00  per
                                    share   significantly   exceeds  the  recent
                                    trading price of the Class A common stock at
                                    the  date  of  this  prospectus,  we do  not
                                    expect  to   receive   proceeds   from  this
                                    offering for an indefinite period of time.

                                  RISK FACTORS

         This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. Our business, operating results and financial condition could be affected by any of the following risks. The trading price of our common stock could decline due to any of these risks or for unforeseen reasons, and you could lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus.

         This prospectus also contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions, and the assumptions underlying or relating to any of these statements. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans," "objectives," "should" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus.


                          RISKS RELATED TO THE OFFERING

The warrants are "out-of-the-money."

         The warrant exercise price is substantially higher than the recent trading prices of our Class A common stock at the date of this Prospectus. In light of our expectation to sell additional shares of our Class B common stock to our controlling stockholder, our Board of Directors determined the warrant exercise price (including the Class A warrant exercise price reduction to $6.00 per share during a period of at least 30 days) and approved the distribution of warrants to give our stockholders a fixed opportunity to buy additional shares without brokerage fees and with a view that the warrants may prove to be of value to our stockholders over the long-term. However, there is no assurance that the public market will develop in the warrants or that the market price of our common stock will equal or exceed the warrant exercise price of the warrants at any time before or after the expiration time.

         The offering price was determined by our Board of Directors and bears no direct relationship to the value of our assets, financial condition or other established criteria for value. Our Class A common stock may trade at prices above or below this price.

         Our Board of Directors determined the warrant exercise price after considering a number of factors including:

         o        past and recent trading prices of our Class A common stock;

         o        book value of our stock;

         o        past operations;

         o        past and potential future cash flows and earnings and losses;

         o        our overall financial condition; and

         o        our future prospects.

         The Board of Directors did not assign weighting to any one factor in setting the warrant exercise price.

         Your interest in us may be diluted to the extent other warrant holders exercise warrants and you do not. If you do not exercise your warrants in full, your percentage ownership and voting rights will decrease to the extent that warrants are exercised by others.

After submitting your warrant certificate and exercise price, you may not revoke your exercise and could be committed to buy shares above the prevailing market price.

         As of _________________, 2001, the trading price of the Class A common stock was $______. Because the warrant exercise price is $9.00 per share, subject to adjustment, the warrants are "out-of-the-money" on the date hereof and are likely to be out-of-the-money for an indefinite period of time. We can give no assurance that the trading price of our Class A common stock will ever meet or exceed the warrant exercise price and, consequently, whether it will ever be profitable for the holders of warrants to exercise the warrants. If you exercise your warrants while the trading price of our Class A common stock is less than the warrant exercise price, then you will have committed to buy shares of our common stock at a price above the prevailing market price. Once you have exercised your warrants, you may not revoke your exercise. Moreover, you may be unable to sell your shares of common stock at a price equal to or greater than the warrant exercise price you pay.

The warrants are not listed on a securities exchange nor is there any assurance that the warrants will be listed, so you may be unable to sell your warrants at the price you desire or at all.

         We cannot assure you that a trading market will develop for the warrants. We also cannot assure you that you will be able to sell your warrants or underlying common stock at any particular time, if at all. There is currently no public market for the warrants. We do not intend to apply, and are not obligated to apply, for listing of the warrants on any securities exchange or market.


                      RISKS RELATED TO US AND OUR INDUSTRY

Our inability to obtain a replacement credit facility may have a material adverse effect on our operations.

         Access to a credit facility is necessary to support our operations. Our credit facility expired on January 28, 2001. Although we have no debt outstanding, we do have $6.6 million of letters of credit outstanding from the expired credit facility, which we are obligated to replace.

         Because of our lack of a credit facility, the Report of Independent Auditors, which is included in our annual report on Form 10-K for the year ended December 31, 2000, contains a qualification indicating that the financial statements for the year ended December 31, 2000 were prepared assuming our business would continue as a going concern, but that the default under the credit facility raised substantial doubt about our ability to do so. As a result, we must obtain a new credit facility with a commercial lender, to provide capital support for letters of credit or other undertakings we may be required to make in connection with certain of our insurance arrangements and to strengthen our capital resources to support operations. The availability of a replacement credit facility depends upon factors outside of our control. In the event that we were unable to replace the expired credit facility, our operations would be adversely affected. See "Management's Discussion and Analysis -- Results of Operations for the Year 2000 Compared with 1999 -- Liquidity and Capital Resources at December 31, 2000" and "-- Interim Results of Operations for the Quarter Ending March 31, 2001 -- Liquidity and Capital Resources."

Our credit facilities may not be adequate to support our current capital needs.

         The availability and sufficiency of such credit facilities depends on our financial condition and operating performance, which is affected by the other factors described herein, as well as the willingness of lenders to provide credit support in the transportation and manufactured housing sector. Our operation could be adversely affected by inadequate credit availability.

          We are controlled by Lynch Interactive Corporation.

         As of May 31, 2001, our principal stockholder, Lynch Interactive Corporation ("Interactive"), was the beneficial owner of 161,000 shares of our Class A common stock and 1,200,000 shares of our Class B common stock. Shares of our Class A common stock carry one vote per share while shares of our Class B common stock carry two votes per share. Interactive controls approximately 70% of the voting power of our common stock. On or before the record date, we expect to have sold 1,000,000 additional shares of our Class B common stock to Interactive. As a result, Interactive's voting control after such issuance will exceed 80% of the voting power of all classes of our common stock. The stock ownership of Interactive enables it to elect all of our directors other than the director elected by the holders of our Class A common stock and effectively control the vote on all matters submitted to a vote of our stockholders other than those subject to approval by holders of Class A common stock as a class. Interactive can be expected to exercise its voting control in its best interests which may result in stockholder action which, though favored by Interactive, are not favored by all other stockholders.

We cannot assure you that we will pay dividends.

         Payment of dividends is within the discretion of our Board of Directors and will depend, among other factors, upon our earnings, financial condition, and capital requirements. Our ability to pay dividends is limited by covenants with our lenders. We cannot assure you that we will pay any dividends.

We are dependent on the manufactured housing industry.

         Shipments of manufactured housing have historically accounted for a majority of our operating revenues. Therefore, our prospects are substantially dependent upon this industry, which is subject to broad production cycles. Currently, manufactured housing is experiencing an industry-wide decline in shipments, which is having an adverse impact on our operating revenues and profitability.

The costs of accident claims and insurance could reduce our profitability.

         Motor vehicle accidents occur in the ordinary course of our business. Although we maintain liability and cargo insurance, the number and severity of the accidents involving our independent owner-operators and drivers can have significant adverse effects on the profitability of our business through premium increases and amounts of loss retained by us below deductible limits or above total coverage.

Our results of operations would be adversely affected if we lose any of our major customers.

         Historically, a majority of our operating revenues have been derived under contracts with customers. Our top ten customers have historically accounted for a majority of our operating revenues, and the loss of one or more of these significant customers could adversely affect our results of operations. A number of our major customers are experiencing financial difficulty as a result of the softness in the manufactured housing and recreational vehicle markets.

The competition for qualified drivers is intense and we may not be able to recruit enough drivers.

         Recruitment and retention of qualified drivers and independent owner-operators is highly competitive. There is no assurance that our drivers will continue to maintain their contracts with us or that we will be able to recruit a sufficient number of new drivers on terms similar to those presently in force.

If our owner-operators were considered employees rather than independent contractors, our costs would increase.

         From time to time, tax authorities have sought to assert that independent contractors in the transportation service industry are employees, rather than independent contractors. We maintain that our owner-operators are not employees. If our independent contractors were determined to be employees, such determination could materially increase our tax and workers' compensation exposure.

Our future acquisitions and expansions may not be profitable.

         We will continue to seek favorable acquisition opportunities. Our strategic plans may also include the initiation of new services or products, either directly or through acquisition, within existing business lines or which complement our business. There is no assurance that the we will be able to identify favorable acquisition opportunities in the future or that our future acquisitions will be successfully integrated into operations or that they will prove to be profitable for us.

The seasonality of our business may cause significant variation in quarterly results.

         Our operations have historically been seasonal, with generally higher operating revenues generated in the second and third quarters than in the first and fourth quarters. The seasonality of our business may cause a significant variation in our quarterly operating results.


                  RISKS RELATED TO FACTORS OUTSIDE OUR CONTROL

Economic slowdowns or recessions, especially in the manufactured housing industry, adversely affect our business.

         Periods of economic slowdown or recession, whether general, regional or industry-related, may have a great impact on our business. The present downturn in manufactured housing sales and the financial difficulty of our customers has had a significant adverse impact on our profitability. We cannot assure you that we can achieve or sustain profitability under these conditions. Such conditions could result in such severe reductions in the cash flows available to us that our ability to meet all our financial obligations and cash flow requirements could be impaired. Additionally, there are no assurances that the manufactured housing industry will rebound.

Changes in government regulation could increase our costs.

         Motor carriers are subject to regulation by various federal and state governmental agencies, including the United States Department of Transportation. These regulatory agencies have broad powers, and the motor carrier industry is subject to regulatory and legislative changes that can affect the economics of the industry by requiring changes in the operating practices or influencing the demand for, and the costs of providing, services to shippers. We may not be able to pass such increased costs on to our customers, which could impair our profitability.

Increases in interest rates and fuel prices may reduce profitability.

         Our operations are affected by fluctuations in interest rates. Demand for our services is affected by the availability of credit to purchasers of manufactured homes and recreational vehicles. Additionally, the price of fuel is an expense over which we have little or no control. An increase in these costs could have an adverse impact on profitability.

Current increases in the cost of insurance premiums may reduce profitability.

         Increases in the cost of insurance premiums will increase our expenses and will have an adverse impact on our profitability to the extent we are unable to pass such increases through to our customers.

We are in a competitive industry that could reduce the rates we can charge.

         We are participating in a highly competitive industry and rates offered by competitors affect the rates that we can charge for our services. If competitors' rates are reduced, such reduction may have the effect of reducing the rates we can charge, thereby impairing our profitability.

                                 CAPITALIZATION

         The following table sets forth our consolidated debt and capitalization as of March 31, 2001, and on a pro forma basis to give effect to consummation of this issuance of additional shares of Class B Common Stock assuming (i) our principal stockholder, Lynch Interactive, Inc., purchases 1,000,000 shares of our Class B common stock at a price of $2.00 per share before we distribute the warrants, and (ii) our stockholders approve a purposed charter amendment to increase the number of authorized shares of Class B common stock at our 2001 annual meeting. Please see "The Offering-Lynch Interactive, Inc." for a discussion of the proposed sales of shares of Class B common stock to Interactive. This table should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                                                              At March 31, 2001
Liabilities:
                                                                          Actual           Pro Forma(1)
                                                                          ------           ---------
Current Liabilities:                                                   (In thousands, except share data)
   Trade accounts payable                                                 $ 3,540          $ 3,540
   Accrued liabilities                                                      2,923            2,923

   Accrued claims payable                                                   3,304            3,304
   Refundable deposits                                                      1,092            1,092
   Current portion of long-term debt and capital lease obligations            192              192
                                                                          -------          -------

Total current liabilities                                                  11,051           11,051
                                                                           ------          -------

Long-term debt and capital lease obligations, less current portion             89               89
Long-term accrued claims payable                                            4,515            4,515
                                                                          -------          -------
Total Liabilities                                                          15,655           15,655
                                                                          -------          -------

Shareholders' Equity:

   Common stock, $.015 par value
      Class A: Authorized shares - 7,500,000
      Issued shares - 1,607,303                                                23               23
      Class B: Authorized shares - 2,500,000 (4,400,000 pro forma)
      Issued and outstanding shares - 1,200,000 (2,200,000 pro forma)          18               33
   Additional paid-in capital                                              12,459           14,444
   Retained earnings                                                       (2,657)          (2,657)
                                                                          --------         --------

Total capital and retained earnings                                         9,843           11,843
Less - treasury stock at cost (359,146 Class A shares)                     (3,183)          (3,183)
                                                                          --------         --------

Total shareholders' equity                                                  6,660            8,660
                                                                          -------          -------

Total Liabilities and Shareholders' Equity                                $22,315          $24,315
                                                                          =======          =======

         (1) Pro forma, as of March 31, 2001, adjusted to give effect to the issuance of 1,000,000 shares of our Class B common stock to Lynch Interactive, Inc. at a purchase price of $2.00 per share and amendment of our charter to increase our authorized shares of Class B common stock from 2,500,000 to 4,400,000.

                             SUMMARY FINANCIAL DATA

         The following table sets forth certain selected consolidated financial information reflecting our consolidated operations and financial condition for each year in the five year period ended December 31, 2000 (and as of each year end) and the three month periods ended March 31, 2001 and 2000. This data should be read in conjunction with our consolidated financial statements and related notes thereto as well as Management's Discussion and Analysis of Results of Operations and Financial Condition included herein.


                                    Three Months Ended
                                   March 31, (Unaudited)                      Year Ended  December 31,

                                 ----------------------  ----------------------------------------------------------
                                      2001       2000        2000        1999        1998        1997        1996
                                 ----------------------  ----------------------------------------------------------
                                                        (Dollars in thousands, except share amounts)
Operations
Operating  Revenues                 $20,688     $28,386    $108,024    $145,629    $150,545    $146,154    $132,208

   Operating (Loss) Income (1)         (475)       (898)     (2,038)        550       2,007       1,015      (3,263)

   Pre-tax (Loss) Income (1)           (541)       (955)     (2,348)        212       1,462         296      (3,615)

   Net (Loss) Income (1)               (541)       (616)     (4,799)         19         903         196      (2,070)


Net (Loss) Income Per Share:

   Basic                             ($0.22)     ($0.25)     ($1.96)      $0.01       $0.35       $0.07      ($0.77)

   Diluted                           ($0.22)     ($0.25)     ($1.96)      $0.01       $0.35       $0.07      ($0.77)

Cash Dividends Declared:

  Class A                                 -       $0.02       $0.05       $0.08       $0.08       $0.08       $0.08

  Class B                                 -       $0.01      $0.025       $0.04       $0.04       $0.04       $0.04


Financial Position

   Total Assets                     $22,315     $30,595     $23,269     $32,264     $33,387     $33,135     $33,066

   Working Capital                      294       3,011       1,063       3,189       3,806       1,613       1,635

   Long-term Debt                        89         239         288         965       1,480       2,513       4,206

   Shareholders' Equity               6,660      11,439       7,201      12,092      13,221      12,724      13,104


Common shares outstanding at      2,448,157   2,448,157   2,448,157   2,448,157   2,554,085  2,637, 910   2,685,520
    period end

Basic weighted average  shares    2,448,157   2,453,260   2,448,157   2,469,675   2,606,237   2,656,690   2,684,242
    outstanding

(1) Includes pre-tax special charges of $624,000 ($412,000 after-tax) and $3,500,000 ($2,100,000 after-tax) in 1997 and 1996, respectively.

                     MANAGEMENTS DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS FOR THE YEAR 2000 COMPARED WITH 1999

Consolidated Results

         The year 2000 was characterized by the continued downturn in manufactured housing production, which began in 1999. Industrial production of new manufactured homes decreased 26% in 2000. We were also affected by the decline in activity in other markets we serve, including delivery of recreational vehicles and large trailers. As a result of these declines, our revenues decreased 26% from 1999 levels.

         To combat this severe decline in revenues, in March 2000 we instituted significant cost reduction initiatives in all areas with primary focus on staff reduction and consolidation of facilities. The effects of these initiatives were savings of $1.8 million in 2000. We estimate that the effects of these initiatives will continue and will approximate savings of $3.2 million in 2001. In spite of these significant efforts, operating costs as a percentage of revenue were 102% for the year ended December 31, 2000, compared to 99% in the prior year, resulting in a loss from operations of $2.0 million.

         Because of the existence of significant non-cash expenses, such as depreciation of fixed assets and amortization of intangible assets, we believe that EBITDA contributes to a better understanding of our ability to satisfy our obligations and to utilize cash for other purposes. EBITDA should not be considered in isolation from or as a substitute for operating income, cash flow from operating activities, and other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles. The loss before interest, taxes, depreciation and amortization (EBITDA loss) was $971,000 in 2000, as compared to positive EBITDA of $1.8 million in 1999.

         In the fourth quarter 2000, we recorded a non-cash charge of $3.2 million relating to the valuation of deferred tax assets. Because we have a cumulative loss in our three most recent fiscal years and are in default on our credit facility (see "Liquidity and Capital Resources" below and Note 3 of the Notes to Consolidated Financial Statements), our management believes that it would be inconsistent with the technical provisions of Statement of Financial Accounting Standard No. 109, to rely on future taxable income to support realization of the deferred tax assets. We therefore wrote off deferred tax assets that were not currently realizable. For additional information concerning the provision for income taxes as well as information regarding differences between effective tax rates and statutory rates, see Note 5 of the Notes to Consolidated Financial Statements.

         We experienced net loss for 2000 of $4.8 million compared to net income of $19,000 in 1999.

Segment Results

         We conduct our operations in four principal segments as discussed below. The following discussion sets forth certain information about the segment results.

Manufactured Housing

         Manufactured Housing operating revenues are generated from providing transportation and logistical services to manufacturers of manufactured homes. Manufactured Housing operating revenues decreased 29% from 1999 to $70.6 million in 2000.

         The Manufactured Housing industry as a whole continued to decline in 2000, with industry shipments down by 26%. We are highly dependent upon the manufactured housing industry generally and on certain major customers within that industry. Some of our customers are financially stressed by continued weakness in the industry. Our unit deliveries in Manufactured Housing declined by 31% in 2000, indicating a loss of market share due primarily to competitive pricing pressures.

         EBITDA decreased $4.5 million to $5.8 million due to the decrease in business. The decrease in business was partially offset by our ability to
contain  our  cost.  We  closed  some   terminals  due  to  plant  closures  and
consolidated terminals in other areas to serve the needs of more than one customer from a single location.

         Our focus in Manufactured Housing is on large national contracts. During 2001, we obtained significant additional contracts with Fleetwood and Clayton Homes, Inc. Our management will continue to pursue these efforts.

Driver Outsourcing

         Our Driver Outsourcing segment provides outsourcing transportation services primarily to manufacturers of recreational vehicles, commercial trucks and other specialized vehicles. Driver Outsourcing operating revenues decreased 10% in 2000 to $20.9 million. The decrease was primarily the result of softness in the recreational vehicle market. However, Driver Outsourcing EBITDA increased $900,000 to $1.3 million from improved operating efficiencies, consolidations and other reductions in overhead costs.

Specialized Outsourcing Services

         Specialized Outsourcing Services consists of delivering large trailers, travel and other small trailers. We discontinued a specialized transport service ("Decking") in 2000. Operating revenues decreased 28% to $15.3 million in 2000. This decrease was primarily caused by a reduction in available drivers and discontinuing the Decking deliveries. Specialized Outsourcing Services incurred an EBITDA loss of $140,000 in 2000 compared to an EBITDA of $469,000 in 1999. This loss was caused primarily by the reduction in the delivery of large trailers and Decking partially offset by improved operating efficiencies and overhead cost reductions.

Insurance/Finance

         Our Insurance/Finance segment provides insurance and financing services to our drivers and independent owner-operators. This segment also acts as a cost center whereby all bodily injury, property damage and cargo loss costs are captured.

         Insurance/Finance operating revenues decreased $1.0 million to $2.9 million in 2000 reflecting a decrease in owner-operator insurance premiums relating to the decline in the manufactured housing industry. However,
Insurance/Finance EBITDA loss decreased $2.2 million to $6.8 million due to improved bodily injury, property damage and cargo loss claims experience. The deductible for personal injury and property damage is $250,000 per occurrence. The cargo deductible is $1,000,000, accordingly, we are essentially self-insured for cargo losses.

         As a part of continuing efforts to contain claims expense, we are expanding our safety awareness as well as formal safety training efforts among both owner-operators and terminal personnel. Cargo claims as a percent of operating revenue decreased from 2.3% in 1999 to 1.9% in 2000. Similarly, bodily injury and property damage claims decreased from 3.6% to 3.3% of operating revenue. Our management believes that our focus on driver safety is having, and may continue to have, a favorable impact.

         Based on current insurance market conditions, we expect significant increases in premium expense as our insurance programs renew in 2001. We plan to pass increased premium expense to customers through increased rates to the extent possible.

Year 1999 Compared with 1998

Consolidated Results

         During 1999, we experienced a decrease in the number of Manufactured Housing shipments and a continued increase in insurance and claims costs. We also experienced a reduction in operating revenues and profitability in the Specialized Outsourcing Services segment.

         Industrial shipment of new manufactured homes decreased approximately 4% in 1999. We were more severely impacted as our largest customer experienced an approximate 21% decline in retail sales of new homes. As a result, we sustained an 8% decrease in shipments of new homes in 1999.

         Our total operating revenues in 1999 decreased $4.9 million to $145.6 million from $150.5 million in 1998. Our operating income before interest, taxes, depreciation and amortization (EBITDA) decreased from $3.2 million in 1998 to $1.8 million in 1999.

         Net interest expense decreased from $545,000 in 1998 to $338,000 in 1999 as a result of improved cash management which reduced the amount of our borrowings from the credit facility.

         For information concerning the provision for income taxes as well as information regarding differences between effective tax rates and statutory rates, see Note 5 of the Notes to Consolidated Financial Statements.

         Accordingly, net income for 1999 was $19,000 compared to $903,000 in 1998.

Segment Results

Manufactured Housing

         Manufactured Housing operating revenues began decreasing in the second quarter, and ended the year at $99.5 million, or a 6% reduction from 1998. In spite of this reduction, EBITDA for 1999 ended at $10.3 million compared to $10.8 million for 1998 because of cost reduction measures instituted by our management that largely mitigated the revenue decline.

Driver Outsourcing

         The Driver Outsourcing segment of our business demonstrated good growth in 1999. Operating revenues increased 18% to $23.4 million in 1999 while EBITDA increased by $301,000. However, high driver recruiting and other overhead costs continued to depress the profitability of this segment in 1999.

Specialized Outsourcing Services

         Specialized Outsourcing Services operating revenues decreased 8% to $21.2 million in 1999. This decrease was primarily the result of changes in our customer base and a reduction in available drivers. Specialized Outsourcing Services EBITDA decreased $542,000 primarily on the lower volume and increased overhead costs associated with large trailer delivery.

Insurance/Finance

         Insurance/Finance operating revenues decreased less than 3% in 1999, particularly in the latter months of the year reflecting a decrease in owner-operator insurance premiums relating to the slow-down in the manufactured housing industry. During 1999, we continued to be affected by increasing claims costs. Claim costs in 1999, as a percent of operating revenue increased to 5.9% from 5.1% in 1998. Effective April 1, 1999, the deductible for personal injury and property damage increased to $250,000 per occurrence. Additionally, the cargo stop-loss insurance policy provision terminated and the deductible was increased to $1,000,000. Accordingly, we are essentially self-insured for cargo losses.

Liquidity and Capital Resources at December 31, 2000

         Operating activities used $0.9 million of cash in 2000 compared to a $4.9 million cash generation in 1999. The 2000 net loss and reductions in working capital liabilities was partially offset by the deferred tax assets valuation reserve and by reductions in trade accounts receivable and other working capital assets. We recorded an income tax receivable of $499,000 as of December 31, 2000 as we intend to file for tax refunds based on prior year payments. Trade accounts receivable decreased $2.4 million primarily due to the decline in operating revenue. Day's sales outstanding ("DSO") increased to 33 days at December 31, 2000 as compared to 28 days at December 31, 1999.

         Our investment in property and equipment decreased in 2000 to $106,000 with expenditures for an optical scanning system and other new information systems. Our 2001 capital expenditure plan approximates $150,000.

         At December 31, 2000, we had a $7.7 million revolving credit facility, with a $6.7 million letter of credit sub-limit. At December 31, 2000, we had no outstanding debt under our credit facility, and $6.6 million of letters of credit were outstanding under the credit facility. Letters of credit are required for self-insurance retention reserves and other corporate needs.

         Our credit facility matured on January 28, 2001, at which time we had no outstanding debt and $6.6 million outstanding letters of credit. As a result of the credit facility not being renewed, we have a payment default and the lender has the right to demand cash to meet outstanding obligations under the letters of credit. The bank has discretion as to whether to make any loans or issue additional letters of credit for us. We expect to establish a replacement facility in mid-2001. Please see "--Interim Results of Operations for the Quarter Ending March 31, 2001--Liquidity and Capital Resources" below.

         During 2000, we declared dividends on our Class A common stock of $.05 per share and dividends of $.025 per share on our Class B common stock through the first three quarters. No dividends were declared in the fourth quarter. Payment of dividends is within the discretion of the board of directors. Payment of future dividends will be dependent upon, among other things, earnings, debt covenants, future growth plans, legal restrictions, and our financial condition.

         We had minimal exposure to interest rates as of December 31, 2000, as substantially all of our outstanding long-term debt is not significant. Our credit facility mentioned above bears variable interest rates based on either a Federal Funds rate or the Eurodollar rate. We expect a replacement facility also will bear variable interest. Accordingly, borrowings under the credit facility have exposure to changes in interest rates.

         Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. Also, we currently are not using any fuel hedging instruments.

Inflation

         Most of our expenses are affected by inflation, which generally results in increased costs. During 2000, the effect of inflation on our results of operation was minimal.

         The transportation industry is dependent upon the availability and cost of fuel. Although fuel costs are paid by our owner-operators, increases in fuel prices may have significant adverse effects on our operations for various reasons. Since fuel costs vary between regions, drivers may become more selective as to regions in which they will transport goods resulting in diminished driver availability. Also, we would experience adverse effects during the time period from when fuel costs begin to increase until the time when scheduled rate increases to customers are enacted. Increases in fuel prices may also affect the sale of recreational vehicles by making the purchase less attractive to consumers. A decrease in the sale of recreational vehicles would be accompanied by a decrease in the transportation of recreational vehicles and a decrease in the need for Driver Outsourcing services.

Impact of Seasonality

         Shipments of manufactured homes tend to decline in the winter months in areas where poor weather conditions inhibit transport. This usually reduces operating revenues in the first and fourth quarters of the year. Our operating revenues, therefore, tend to be stronger in the second and third quarters.

INTERIM RESULTS OF OPERATIONS FOR THE QUARTER ENDING MARCH 31, 2001

Consolidated Results

         Our revenues for the first quarter decreased by $7.7 million or 27% to $20.7 million from $28.4 million in the first quarter of 2000. The revenue decrease was related primarily to a decline of $6.8 million, or 38%, in the first quarter for our manufactured housing division.

         Shipments for the manufactured housing industry nationwide were down 42% in January and February of 2001 according to the Manufactured Housing Institute. (March shipment data was not available). The industry continues to experience a two-year cyclical slump created by consumer credit issues and excess inventory.

         Our loss before interest, taxes, depreciation and amortization (EBITDA) was $248,000 for the quarter compared with a loss of $605,000 in 2000. The improvements, on lower volume, reflect our cost-reduction efforts of the past 12 months. Pre-tax income for the quarter was a loss of $541,000 compared with a loss of $955,000 in 2000 - also a significant improvement.

         Driver pay as a percentage of revenue in the first quarter of 2001 remained consistent with the first quarter of 2000. Accident and claim costs showed significant improvement in the quarter compared to the prior year. Liability claims declined by 43% compared to the prior year and cargo claims decreased by 64%.

Segment Results

         The following discussion sets forth certain information about our segment results.

Manufactured Housing

         Manufactured Housing operating revenues were $6.8 million or 38% less in the first quarter of 2001 compared to the first quarter of a year ago, reflecting the continued softness in the manufactured housing industry. Manufactured Housing EBITDA decreased primarily due to the lower quarter-to-quarter shipment volume.

Driver Outsourcing

         Operating revenues of $4.5 million decreased $1.1 million in the first quarter of 2001 compared to the first quarter of 2000, reflecting the softness in the motor homes market. EBITDA for this segment also decreased by $155,000 to $314,000 in the first quarter of 2001 primarily due to lower quarter-to-quarter volume and increased overhead costs.

Specialized Outsourcing Services

         Operating revenues increased by $378,000 in the first quarter of 2001 to $4.1 million. This increase was in the delivery of large trailers. Specialized Outsourcing Services recorded a profit in the first quarter 2001 at the EBITDA level of $43,000 compared to a loss of $143,000 in the first quarter of 2000. This increase is primarily due to the volume increases.

Insurance/Finance

         Our Insurance/Finance segment provides insurance and financing services to our drivers and independent owner-operators. This segment also acts as a cost center whereby all bodily injury, property damage and cargo loss costs are captured. Insurance/Finance operating revenues decreased $155,000 in the first quarter of 2001 to $660,000 primarily reflecting a decrease in owner-operator insurance premiums relating to the slow-down in the manufactured housing industry.

         We also experienced a significant decrease in bodily injury, property damage and cargo related claims in the first quarter of 2001 primarily relating to the delivery of manufactured homes. As a result of the above factors, the loss at the EBITDA level for this segment decreased in the first quarter of 2001 by $1.5 million to $733,000.

Liquidity and Capital Resources

         Our credit facility matured on January 28, 2001, at which time we had no outstanding debt and $6.6 million outstanding letters of credit. We were in default of the financial covenants, resulting in the bank failing to renew the credit facility. As a result of the credit facility not being renewed, we have a payment default and the lender has the right to demand cash to meet outstanding obligations under the letters of credit. The bank has discretion as to whether to make any loans or issue additional letters of credit for us.

         Our financial statements were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We are actively seeking alternative financial institutions to replace the existing facility. We received several commitment letters from financial institutions. Each of the commitment letters was conditioned upon satisfactory completion of due diligence procedures as well as our meeting various financial covenants and requirements prior to closing. We are seeking to finalize negotiations with one financial institution on a definitive credit agreement for a replacement general credit facility and with another financial institution for a separate credit facility, to be secured by discrete assets, to supplement our anticipated needs for letters of credit.

         Our primary liability insurance arrangements are to be renewed effective July 1, 2001. The terms of such renewed arrangements are difficult to predict and may result in a significant increase in premium expense, the assumption of additional risks, and increase letter of credit requirements. The annual premium for the excess insurance arrangements increased by $600,000 effective April 1, 2001. The terms of any replacement credit facility may not be sufficient to provide for additional letters of credit, and depending on our performance, the lender may not agree to expand the facility to provide such letters of credit. Additional premium costs will increase working capital requirements and reduce profitability.

         In connection with the replacement of the credit facility, the board of directors of our majority stockholder, Interactive, has approved a $2.0 million equity investment in our Class B common stock. The investment by Interactive would increase its ownership from 55.6% to 68.5%. Our board of directors approved the issuance of 1,000,000 additional shares of our Class B common stock to Interactive at a Board meeting on May 9, 2001. The issuance of additional shares of Class B common stock is subject to certain conditions, including the approval of the issuance and a corresponding charter amendment by our stockholders at our 2001 annual meeting. Our board of directors also authorized our management to further develop plans to provide an opportunity for other stockholders to acquire additional equity investment. As a result, our Board of Directors approved the distribution of the warrants described in this Prospectus.

         Our ability to continue as a going concern is dependent upon our ability to successfully maintain our financing arrangements and to comply with the terms thereof. However, although no assurances can be given, our management remains confident that we will be able to continue operating as a going concern.

         Subject to the foregoing discussion, assuming we receive anticipated equity as described above, our management believes that internally generated funds together with such additional equity and resources available under a replacement credit facility will be sufficient to provide for our capital and liquidity requirements during 2001.

Impact of Seasonality

         Shipments of manufactured homes tend to decline in the winter months in areas where poor weather conditions inhibit transport. This usually reduces operating revenues in the first and fourth quarters of the year. Our operating revenues, therefore, tend to be stronger in the second and third quarters.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

         Shares of our Class A common stock are quoted on the American Stock Exchange under the symbol "MG." The following table sets forth the high and low sales price per share of our Class A common stock for each quarter in fiscal 2000 and 1999, and the first quarter of fiscal 2001.

                                                            Year Ended June 30,
                                    2001                          2000                            1999
                         ---------------------------   ----------------------------   ------------------------------
                            High            Low           High            Low             High            Low
                         ------------   ------------   ------------  --------------   -------------  ---------------
First Quarter              $4.75           $3.80         $8.50           $5.38           $9.13            $6.63

Second Quarter               N/A             N/A          7.88            6.13            8.75             6.75

Third Quarter                N/A             N/A          7.25            5.25            9.88             7.00

Fourth Quarter               N/A             N/A          6.06            3.75            7.88             5.44


         As of May 31, 2001, there were 151 holders of record of Class A common stock and one holder of record of our Class B common stock. We estimate that our Class A common stock is owned beneficially by approximately 289 persons. There is no market for our Class B common stock, and our management has no plans to list the Class B common stock on any exchange.

         As of May 31, 2001, there were 1,248,157 shares of our Class A common stock outstanding and 1,200,000 shares of our Class B common stock outstanding for an aggregate of 2,448,157 shares of our common stock issued and outstanding. On or about the date hereof, we expect to have issued an additional 1,000,000 shares of Class B common stock, after which an aggregate 2,200,000 shares of our Class B common stock will be issued and outstanding.

         We are proposing to our stockholders at our 2001 annual meeting amendments to our charter, which will modify the transfer restrictions on our Class B common stock and increase in the number of shares of our authorized common stock designated as Class B common stock from 1,200,000 to 4,400,000.

Dividend Policy

         In 1999, we declared a dividend of $0.02 each quarter, and in 2000, we declared a dividend of $0.02 in the first and second quarter. In the third quarter 2000, we reduced the dividend rate to $0.01, and we did not declare a dividend in the fourth quarter of 2000. Our charter provides that dividends of the Class A common stock may be up to 100% more than dividends on the Class B common stock. Historically, dividends paid on the Class A common stock have been twice the amount paid on the Class B common stock. We expect this will continue to be true of future dividends, if any. The payment of dividends is within the discretion of our Board of Directors and will depend, among other things, upon earnings, capital requirements, any financing agreement covenants and our financial condition. Our ability to pay dividends is limited by covenants with our lenders.


                                 USE OF PROCEEDS

         The maximum net proceeds that we may receive from this offering could be up to approximately $31.0 million if all warrants are exercised. However, it is unlikely that all warrants will be exercised and no assurance can be given as to when or whether any warrants will be exercised, nor as to timing of receipt or amount of proceeds therefrom. The warrants are intended to provide stockholders a fixed, long-term opportunity to acquire additional shares of our common stock. We are not dependent upon, nor do we expect, any material amount of proceeds from the warrants at any given time, if ever. Although there is no accurate way to determine the number of warrants that will be exercised, if any, we will use any net proceeds of the sale of our common stock from this offering for general corporate purposes (and, in particular, to reduce outstanding revolving credit borrowings).

                                  THE OFFERING

         We are distributing to holders of our Class A common stock, one Class A warrant for each share of our Class A common stock that they own on the record date of _____________, 2001. In addition, we are distributing to holders of our Class B common stock, one Class B warrant for each share of our Class B common stock that they own on the record date. Only those record holders who own our common stock on the record date will receive warrants directly from us. You are a record holder for this purpose only if your name is registered as a stockholder with our transfer agent, American Stock Transfer & Trust Company, as of the record date.

         As a warrant holder, you may purchase shares of our common stock through exercise of your warrants, or allow your warrants to expire unexercised. You may also transfer your Class A warrants in whole or in part. To purchase shares of our common stock, you must deliver one warrant for each share of our common stock you intend to purchase. We are issuing warrants to purchase an aggregate of 1,248,157 shares of our Class A common stock and warrants to purchase an aggregate of 2,200,000 shares of our Class B common stock.

Exercising Your Warrants

         Each Class A warrant entitles the holder to purchase one share of our Class A common stock; and each Class B warrant entitles the holder to purchase one share of our Class B common stock. Commencing on the date of this prospectus, you may exercise your warrants by properly completing and signing your warrant certificate, including, if required, a signature guarantee from an eligible institution. Mail or deliver the properly executed warrant certificate to the transfer agent, together with payment of the aggregate warrant exercise price in full. Please see "--Warrant Exercise Price" below.

         There is no minimum amount of shares that you must purchase. You may exercise your warrants in whole or in part, but no warrants may be exercised for fractional shares. We are required to keep available a sufficient number of authorized shares of our common stock to permit exercise of the warrants.

         A  holder  of  warrants  will  not  have  any  rights,   privileges  or
liabilities as a stockholder prior to exercise of the warrants.

Warrant Exercise Price

         The exercise price for the Class A and Class B warrants is $9.00 per share, payable in cash. Please see "--Anti-Dilution Protection" for a discussion of certain adjustments to the warrant exercise price and number of shares issuable upon the occurrence of certain dilutive events.

         The exercise price for the Class A warrants will be reduced to $6.00 per share for a reduction period of at least 30 days to be set by our Board of Directors. If the price reduction period has not been set prior to the date 60 days before the expiration date, such period will comprise the final 30 days prior to the date upon which the warrants expire. In the event the reduction period is set by our Board of Directors, we will cause a written notice to all record holders of Class A warrants indicating the dates upon which the reduction period shall commence and end.

         To exercise your Class A warrants to purchase shares of our Class A common stock, you must deliver a properly completed and signed warrant certificate together with payment of the aggregate warrant exercise price to the transfer agent within the reduction period. We will not be obligated to honor any purported exercise of Class A warrants at the reduced exercise price of $6.00 if the documents and/or payment relating to such exercise are received by the transfer agent before or after the reduction period, regardless of when such documents and/or payment were sent.

         The Class B warrants will not carry any corresponding right to a reduction in their exercise price.

Expiration Time

         The warrants have a 5-year term. The warrants will expire at 5:00 p.m., New York City Time, on _________________, 2006, the expiration time. After expiration of the warrants, all unexercised warrants will be null and void and no longer exercisable by the holder. We will not be obligated to honor any purported exercise of warrants received by the transfer agent after the expiration time, regardless of when the documents relating to such exercise were sent.

Transfer Agent

         The transfer agent is American Stock Transfer & Trust Company. The address to which you must make any required deliveries is:

         American Stock Transfer & Trust Company
         59 Maiden Lane, Plaza Level
         New York, New York  10038

Determination of the Warrant Exercise Price

         Our Board of Directors determined the warrant exercise price on May 9, 2001. In setting the warrant exercise price, our board of directors considered, among other things, the factors set forth above under "Risks Related to the Offering," as well as our business potential and prospects and current market conditions. The warrant exercise price was determined by our Board of Directors and bears no direct relationship to the value of our assets, financial condition or other established criteria for value. In light of our expectation to sell additional shares of our Class B common stock to our principal stockholder, our Board of Directors determined the warrant exercise price (including the Class A warrant exercise price reduction to $6.00 per share during a 30-day period) and approved the distribution of warrants to give our stockholders a fixed opportunity to buy additional shares without brokerage fees and with a view that the warrants may prove to be of value to out stockholders over the long-term.

         As of ________________, 2001, the closing price of our Class A common price was $________. Because the warrant exercise price is $9.00 per share, subject to adjustment, the warrants are out-of-the-money on the date hereof and are likely to be out-of-the-money for an indefinite period of time. We can give no assurance that the trading price for our Class A common stock will ever equal or exceed the warrant exercise price.

Lynch Interactive, Inc.

         As of May 31, 2001, our controlling stockholder, Lynch Interactive, Inc. ("Interactive"), owned 161,000 shares of our outstanding Class A common stock and all 1,200,000 shares of our outstanding Class B common stock. Shares of our Class A common stock carry one vote per share while shares of our Class B common stock carry two votes per share. Combined, Interactive's ownership interests enable it to yield approximately 70% of the voting power of our common stock, which allows Interactive to exercise control over matters submitted to a vote of our stockholders. On or before the record date, we expect to have issued 1,000,000 additional shares of our Class B common stock to Interactive. As a result, Interactive's voting control after such issuance will exceed 80% of the voting power of all classes of our common stock.

         We expect to issue 2,200,000 Class B warrants to Interactive in addition to 161,000 Class A warrants. The Class B warrants issued to Interactive will be subject to certain transfer restrictions. Please see "--Transferability of Warrants" below for a description of the transfer restrictions on the Class B warrants. In addition, any exercise of such Class B warrants by Interactive will further enhance Interactive's voting power and control over matters submitted to a vote of our stockholders.

Plan of Distribution

         We are distributing the warrants at no cost to those persons who are holders of outstanding shares of our common stock on the record date. Where shares are held indirectly through a broker, bank or other institution, we will reimburse the institution's reasonable out-of-pocket costs in distributing this prospectus and other materials to beneficial owners of our common stock. No commission or fee will be paid to any person in connection with the issuance of the warrants or upon issuance of our common stock upon exercise of the warrants.

         No warrants will be exercisable unless at the time of exercise there is a current prospectus covering the shares of common stock issuable upon exercise of such warrants under an effective registration statement filed with the Securities and Exchange Commission and such shares have been qualified for sale or are exempt from qualification under the securities laws of the state or residence of the holder of such warrants. Although we intend to seek to have the shares of our common stock so qualified in the states where the warrants are being offered and to maintain a current prospectus relating thereto, until the expiration of the warrants, there can be no assurance that we will be able to do so.

         We have appointed American Stock Transfer & Trust Company, to assist with the offering. You should deliver your warrant certificate together with payment of the warrant exercise price to the transfer agent. Please see "--The Transfer Agent" above for the address to which the warrant certificate and payment should be delivered.

         The transfer agent will be responsible for, among other things, delivering warrant certificates to our stockholders, stock certificates to warrant holders whose exercise is accepted, and delivering refunds to warrant holders who have over-paid their aggregate warrant exercise price or whose exercise is rejected. We will pay the fees and expenses of the transfer agent in connection with the offering.

Warrant Payments

         You must pay the warrant exercise price in full for all shares you intend to purchase by:

         (1) check or bank draft drawn upon a U.S. bank, or postal, telegraphic or express money order, payable to American Stock Transfer & Trust Company, as transfer agent; or

         (2) wire transfer of immediately available funds to an account which the transfer agent maintains for this purpose at
                  _____________________.

         The warrant exercise price will be deemed to have been received by the transfer agent only upon:

         (1)      clearance of any uncertified check;

         (2) receipt by the transfer agent of any certified check or bank draft drawn upon a U.S. bank or of a postal, telegraphic or express money order; or

         (3)      receipt  of  good  funds  in  the  transfer   agent's  account
                  designated in the wiring instructions provided by the transfer agent.

Anti-Dilution Protection

         The warrant exercise price and the number of shares of Class A common stock issuable upon exercise of the each warrant will be subject to adjustment to protect against dilution in the event of stock dividends, stock splits, combinations, subdivisions, reclassifications, reorganizations, mergers, and similar corporate transactions. However, the warrants are not subject to adjustment for issuance of shares of our common stock (or securities convertible into or exercisable for our common stock) at prices below the exercise price of the warrants. Any adjustment required by the foregoing events will be determined by our Board of Directors.

Signature Guarantees

         Signatures on the warrant certificate do not need to be guaranteed if the warrant certificate provides that the shares of Class A common stock to be purchased are to be delivered directly to the record owner of such warrants or if the warrant certificate is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States. If your shares are being purchased or delivered in a manner not described in the preceding sentence, then your signature on each warrant certificate must be guaranteed by an Eligible Guarantor Institution, as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, and required under the standards and procedures adopted by the transfer agent. Eligible Guarantor Institutions include banks, brokers, dealers, credit unions, national securities exchanges and savings associations, each as defined.

Nominee Holders

         Holders on the record date who hold shares of our common stock for the account of others, such as brokers, trustees or depositories for securities, should contact the respective beneficial owners of such shares to ascertain the intentions of the beneficial owners of such shares and to obtain instructions with respect to their warrants. If a beneficial owner so instructs, the nominee should properly complete the applicable warrant certificate and submit it to the transfer agent with the proper payment. In addition, beneficial owners of our common stock or warrants held through such nominee should contact the nominee and request the nominee to effect transactions in accordance with the beneficial owner's instructions.

Ambiguities in Exercise of the Warrants

         If you do not specify the number of warrants being exercised on your warrant certificate, or if your payment is not sufficient to pay the total warrant exercise price for all of the shares that you indicate you wish to purchase, you will be deemed to have exercised the maximum number of warrants that could be exercised for the amount of the payment that the transfer agent receives from you.

         If your payment exceeds the number of warrants you specify are being exercised on your warrant certificate, you will be deemed to have exercised the maximum number of warrants that could be exercised for the amount of payment the transfer agent receives from you, up to the aggregate number of warrants exercisable by your warrant certificate.

         Any excess payment remaining after the foregoing allocation will be returned to you by mail as soon as practicable following processing of your warrant certificate, without interest or deduction.

Interpretation

         All questions concerning the terms of the warrants and timeliness, validity, form and eligibility of any exercise of warrants will be determined by us and our determinations will be final and binding. We reserve the right, in our sole discretion, to waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any warrant. Warrants will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We reserve the right, in our sole discretion, to reject any exercise or related documents or payment not properly submitted or the acceptance of which would, in the opinion of our counsel, be unlawful. Neither we nor the transfer agent will be under any duty to give notification of any defect or irregularity in connection with the exercise of warrant certificates or incur any liability for failure to give such notification.

Risk of Loss on Delivery of Warrant Certificates and Payments

         The instructions accompanying the warrant certificate should be read carefully and followed in detail. Do not send subscription certificates to us. The method of delivery of warrant certificates and payment of the warrant exercise price to the transfer agent will be at the election and risk of the warrant holders but, if sent by mail it is recommended that warrant certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the transfer agent and clearance of payment at or prior to 5:00 p.m., New York City Time, on the expiration date.

Exercise of Less Than All Warrants

         If you exercise your warrants for fewer than all of the shares represented by your warrant certificate, you may (1) attempt to transfer your remaining warrants, or (2) receive from the transfer agent a new warrant certificate representing the unexercised warrants.

Transferability of Warrants

         You may transfer your warrants by delivering to American Stock Transfer & Trust Company, as transfer agent, the warrant certificate properly endorsed for transfer, with separate written instructions to register a portion of your warrants in the name of your transferee and to issue a new warrant certificate to the transferee covering the transferred warrants. In that event, you will receive a new warrant certificate covering any warrants you did not transfer provided that the transfer agent receives a properly endorsed warrant certificate from you no later than 5:00 p.m., New York City Time, on the fifth business day prior to the expiration date.

         No public market for the warrants currently exists and we can give no assurance that a public market for the warrants will ever develop. In addition, we do not intend to apply, and are not obligated to apply, for listing of the warrants on any securities exchange, the Nasdaq Stock Market, or any other market.

         If you wish to transfer all or a portion of your warrants, you should allow a sufficient amount of time prior to the expiration date for:

         (1) the transfer instructions to be received and processed by the transfer agent;

         (2)      new warrant certificates to be issued and transmitted; and

         (3) the warrants evidenced by the new warrant certificates to be exercised by the intended transferees.

         It may require several business days to complete transfers of warrants depending upon how you deliver the warrant certificate and payment and the number of transactions you request. Neither we nor the transfer agent will be liable to you or any transferee of warrants if warrant certificates or any other required documents are not received in time for exercise prior to the expiration time.

         If you exercise warrants in part, a new warrant certificate for the remaining warrants will be issued to you only if the transfer agent receives a properly endorsed warrant certificate from you no later than 5:00 p.m., New York City Time, on the fifth business day prior to the expiration time. The transfer agent will not issue new warrant certificates for partially exercised warrant certificates submitted after that date and time. If you do submit a warrant certificate after that date and time, you will not be able to exercise the unexercised warrants.

         Unless you make other arrangements with the agent, a new warrant certificate issued after 5:00 p.m., New York City Time, on the fifth business day before the expiration time will be held for pick-up by you at the offices of the transfer agent at 59 Maiden Lane, Plaza Level, New York, New York 10028.

         If you request a reissuance of a warrant certificate, the delivery of that document will be at your risk.

         You will be responsible for paying any brokerage commissions or other expenses or transfer taxes that you may incur in connection with the exercise or transfer of your warrants.

         If you do not exercise your warrants prior to the expiration time, those warrants will expire and will no longer be exercisable by you.

Procedures for Depository Trust Company Participants

         We expect that you will be able to exercise and/or transfer your Class A warrants through the facilities of Depository Trust Company. If your Class A warrants are held of record through the Depository Trust Company, you may exercise and/or transfer your warrants by instructing the Depository Trust Company to transfer your Class A warrants from your account to the account of the transfer agent, together with instructions as to the aggregate number of warrants you are exercising, the number of shares of our common stock you are purchasing, the warrant exercise price for each share of our common stock that you intend to purchase, and the identification of the transferee to whom your Class A warrants are to be ultimately transferred by the transfer agent.

No Revocation

         Once you exercise your warrants, you may not revoke that exercise. Warrants not exercised prior to their expiration will be null and void as of and after such time.

No Board Recommendation

         Our Board of Directors does not make any recommendation to you about whether you should exercise any warrants. If you exercise warrants, you risk investment loss on money invested. We cannot assure you that anyone purchasing shares of our Class A common stock will be able to sell those shares in the future at a higher price. An investment in our Class A common stock must be made in accordance with your evaluation of your own best interest.

Issuance of Stock Certificates

         Stock certificates for shares purchased in the offering will be issued to you as soon as practicable after your due exercise of your warrants. American Stock Transfer & Trust Company will deliver payment of the warrant exercise price to us only after the issuance of stock certificates to those exercising warrants.

         If you exercise warrants, you will have no rights as a stockholder until certificates representing the shares you purchased are issued. Unless otherwise instructed in your warrant certificate, shares purchased by the exercise of warrants will be registered in the name of the person exercising the warrants.

Foreign Stockholders; Stockholders with APO or FPO Addresses

         If you are a holder of record and your address is outside the United States, or if you have no APO or FPO address, a warrant certificate will not be mailed to you, but rather will be held by the transfer agent for your account. To exercise the warrants, you must notify the transfer agent prior to 11:00 a.m., New York City Time, on the second trading day before the expiration date.

State and Foreign Securities Law

         The warrants may not be exercised by any person, and neither this prospectus nor the warrant certificate shall constitute an offer to sell or a solicitation of an offer to purchase any shares of our common stock, in any jurisdiction in which such transactions would be unlawful. We believe that no action has been taken in any jurisdiction outside the United States to permit offers and sales of the warrants or the offer, sale or distribution of the shares of our common stock outside the United States. Consequently, we may reject the exercise of warrants by any holder of warrants outside the United States. We may also reject the exercise of warrants by holders in jurisdictions within the United States, and we may refuse to distribute warrants to any person, if we should determine that we may not lawfully issue securities to such person. We may do so even if we could qualify the securities for sale or distribution by taking other actions or modifying the terms of the offering or the distribution in such jurisdictions, which we may decline to do in our sole discretion. In such event, warrant holders who are residents of these jurisdictions will not be eligible to exercise the warrants or participate in the offering.

Regulatory Limitation

         We will not be required to issue shares pursuant to this offering to anyone who, in our opinion, would be required to obtain prior clearance or authorization from any state or federal regulatory authorities to own or control such shares if such clearance or authorization has not been obtained at the expiration of this offering.

Questions or Requests for Assistance

         If you have questions about this offering, including questions about the procedure for exercising warrants or requests for additional copies of this prospectus, please contact the transfer agent toll free at (800) 777-0800.


                                    DILUTION

         Stockholders that do not exercise their warrants in full may experience substantial dilution of their percentage of equity ownership interest and voting power in us to the extent that other stockholders exercise their warrants. In addition, it is possible that in the future we may find it necessary or appropriate for us to issue additional capital stock to raise capital or for compensatory purposes. In that event, the relative voting power and equity interests of persons purchasing shares of our Class A common stock in this offering could be reduced.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of (a) 7,500,000 shares of Class A common stock, $.015 par value per share, (b) 2,500,000 shares of Class B common stock, $.015 par value per share, and (c) 2,100,000 shares of preferred stock, $.01 par value per share. We have submitted to our stockholders a proposal to authorize the designation of an additional 1,900,000 shares of Class B common stock. If the proposal is approved by the stockholders there will be 4,400,000 authorized shares of Class B common stock.

         As of the date of this prospectus, there are 1,248,157 shares of Class A common stock outstanding held of record by 151 stockholders, and 1,200,000 shares of Class B common stock outstanding held of record by one stockholder, Lynch Interactive, Inc. ("Interactive"). Prior to the issuance of the warrants, provided our stockholders approve the issuance of additional shares of Class B common stock and certain amendments to our charter at our annual meeting to be held on July 12, 2001, we plan to issue to Interactive an additional 1,000,000 shares, which would result in there being 2,200,000 shares of Class B common stock outstanding, all of which would be held by Interactive. No shares of preferred stock have been designated and there are no outstanding shares of preferred stock.

         Upon completion of the proposed issuance of Class B common stock to Interactive and the warrant offering, if all warrants were exercised, there would be 2,496,314 shares of Class A common stock outstanding and 4,400,000 shares of Class B common stock outstanding. See "Risk Factors."

         The relative rights, privileges and limitations of our capital stock are summarized below.

Class A and Class B Common Stock

         Class A Common Stock. The shares of Class A common stock are listed on the American Stock Exchange. The shares of Class A common stock are entitled to one vote per share on all matters presented to the stockholders, and the holders of shares of Class A common stock are entitled, voting separately as a class, to elect one member of our Board of Directors. The holders of the Class A and Class B common stock vote together as a single class upon the election of all remaining directors and on all other matters presented to stockholders, except that the Class A and Class B common stock also each vote separately as a class when required by our charter or bylaws, or the Delaware General Corporation Law, as amended ("DGCL"). See- "Certain Statutory, Charter and By-Law Provisions" below. The shares of Class A common stock are freely transferable by the holder.

         Class B Common Stock. The shares of Class B common stock are entitled to two votes per share on all matters presented to the stockholders. The holders of Class A and Class B common stock vote together as a single class on all matters presented to the stockholders, except that the holders of Class A common stock elect one director exclusively and except where voting by class is required by our charter or bylaws, or the DGCL. The Class B common stock is not listed on any exchange or traded in any market. The shares of Class B common stock automatically convert to shares of Class A common stock upon any transfer, except for transfers to a wholly owned subsidiary, a parent entity which wholly owns the transferor, or the wholly owned subsidiary of such parent entity.
However, a proposed amendment to our charter to be considered by our stockholders at the 2001 annual meeting would allow the shares to be transferred to an "affiliate" of the holder without converting to Class A common stock. An "affiliate" is defined as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the transferring holder of such Class B warrants. "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and specifically includes direct or indirect ownership of at least 5% of the voting equity of such person.

         Common Stock Generally. Holders of both classes of common stock are entitled to receive ratably such dividends, if any, as are declared by our Board of Directors from legally available funds, subject to any preferential dividend owing to outstanding preferred stock. See "--Preferred Stock", below. No cash dividend may be paid on either class of our common stock unless a cash dividend is also paid on the other class; provided that any dividend paid on Class B common stock may not be greater than 100%, nor less than 50%, of any dividend paid on shares of Class A common stock. If holders of our Class A common stock receive shares of our Class A common stock distributed in connection with stock dividends or stock splits, holders of our Class B common stock will receive shares of our Class B common stock in the same per-share proportion as holders of our Class A common stock receive shares of our Class A common stock.

         Pursuant to our charter, we may not issue any additional shares of Class B common stock without the approval of a majority of the votes of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class. We may, however, issue additional shares of Class B common stock in the event of pro rata stock splits or stock dividends. Any shares of Class B common stock received by us upon conversion of the shares to Class A common stock will be retired and not reissued.

         Upon our liquidation, dissolution or winding up, the holders of both classes of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription or redemption rights. All outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of our preferred stock which we may designate and issue in the future.

Preferred Stock

         Our Board of Directors has the authority to issue preferred stock and to determine its rights and preferences to eliminate delays associated with a stockholder vote on specific issuances. There are 2,100,000 authorized shares of preferred stock which may be designated and issued pursuant to these provisions. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to designate or issue any classes or series of preferred stock.

Certain Statutory, Charter and Bylaw Provisions

         The following discussion is a general summary of material provisions of our charter and bylaws and the DGCL, certain of which may be likely to have an effect of delaying, deferring or preventing a change in control. The following description of certain of these provisions is general and not complete. You should read our charter and bylaws and the DGCL.

         We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person or entity who in the last three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (a) our Board of Directors prior to the date the interested stockholder obtained such status or (b) the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares of the interested stockholder. Section 203 is intended to discourage certain transactions with the target company.

         Our charter contains certain provisions permitted under the DGCL relating to the liability of our directors and officers. The provisions provide that we will indemnify our directors and officers against all expense, liability and loss suffered by our director or officer in connection with his service as a director or officer to the fullest extent authorized by the DGCL, and includes the right of the director or officer to require us to pay the expenses incurred in defending any such proceeding in advance of its final disposition. Therefore, the directors and officers are protected from monetary damages for breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law.

         Our bylaws provide that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of stockholders, and special meetings may be called only by the Chairman of our Board of Directors, a majority of the members of the Board of Directors or the holders of a majority of the voting power of our outstanding common stock. Our bylaws also impose certain notice and information requirements in connection with the nomination by stockholders of candidates for election to our Board of Directors or the proposal by our stockholders of business to be acted upon at our annual meeting of our stockholders. These provisions could have the effect of delaying until the next annual stockholders' meeting stockholder actions which are not favored by the holders of a majority of the voting power of our outstanding common stock.

         The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter, and the affirmative vote of each class entitled to vote on any matter as a separate class, is required to amend our charter. Each class of our common stock is entitled to vote on any amendment to the charter which would (a) increase or decrease the aggregate number of authorized shares of such class, (b) increase or decrease the par value of the shares of such class, or (c) alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. Our charter and bylaws allow our stockholders and Board of Directors the power to amend, repeal and adopt our bylaws.

         Under Delaware law, the vote of a simple majority of the outstanding shares of the capital stock entitled to vote thereon is required to approve a merger or consolidation, or the sale, lease, or exchange of substantially all of the assets of a company. With respect to a merger, no vote of our stockholders is required if we are the surviving corporation and (a) the related agreement of merger does not amend our charter, (b) each share of our stock outstanding immediately before the merger is an identical outstanding or treasury share after the merger, and (c) the number of shares of our common stock to be issued in the merger (or to be issuable upon conversion of any convertible instruments to be issued in the merger) does not exceed 20% of the shares of our common stock outstanding immediately before the merger.

         Our Board of Directors is authorized, without shareholder approval, to issue preferred stock in series and to fix and state the voting rights and powers, designation, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Preferred stock may rank prior to the Class A common stock and the Class B common stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. Accordingly, issuance of shares of preferred stock could adversely affect the voting power of holders of Class A common stock and Class B common stock or could have the effect of deterring or delaying an attempt to obtain control over us.

         Certain of the foregoing provisions of our charter, our bylaws and the DGCL could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, our equity securities.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         This section discusses certain federal income tax consequences of the offering to:

         o beneficial owners of common stock upon distribution of the warrants,

         o        holders upon the exercise of warrants, and

         o        holders of rights upon the disposition of the warrants.

This discussion is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change.

         This discussion is limited to U.S. taxpayers who hold our common stock and will hold the warrants and any shares acquired upon the exercise of rights as capital assets. This discussion does not include any tax consequences under state, local and foreign law. You should consult with your own tax advisor concerning your own tax situation or special tax considerations that may apply to you, including without limitation foreign, state and local laws that may apply.

         No Gain on Receipt of Warrants. As an owner of Class A common stock, you will not recognize taxable income as a result of our distribution of the warrants to you.

         Basis and Holding Period of Warrants. Your tax basis in the warrants distributed to you by us will be zero, unless (1) you exercise the warrants, and
(2) either:

         o the fair market value of the warrants on the date of distribution is 15% or more of the fair market value on that date of our common stock you already own, in which case you will be required to allocate a portion of your basis in the shares of our common stock you already own to the warrants we are distributing to you, based upon the relative fair market value of the warrants and common stock on the date of distribution, or

         o you elect under Section 307 of the Internal Revenue Code of 1986, as amended, to allocate a portion of your basis in the shares of our common stock you already own to the warrants we are distributing to you, based upon the relative fair market value of the warrants and common stock on the date of distribution.

         Your holding period with respect to the warrants we are distributing to you will include your holding period for the common stock with respect to which the warrants were distributed.

         Sale of Warrants. If you sell or otherwise dispose of your warrants you will recognize capital gain or loss equal to the difference between the sale proceeds and the basis (if any) in the warrants sold. The capital gain or loss you recognize will be long-term or short-term depending on whether your holding period for the warrants is more than one year.

         Purchasers of Warrants. If you acquire warrants by purchase, your tax basis in such warrants will be equal to the purchase price paid for those warrants, and your holding period for such warrants will commence on the day following the date of their purchase. If you purchased warrants and they expire unexercised, you will recognize a loss equal to your tax basis in the warrants. Any loss recognized on the expiration of the warrants acquired by purchase will be a capital loss if the common stock issuable upon exercise of the warrant would be a capital asset in your hand.

         Backup Withholding. If you sell warrants and receive payments, you may be subject to backup withholding at a rate of 31% on the payments received, unless (1) you are a corporation or are otherwise exempt and demonstrate the basis for the exemption if so required, or (2) provide a correct taxpayer identification number and certify under penalties of perjury that your taxpayer identification number is correct and that you are not subject to backup withholding. Any amount withheld under these rules will be credited against your federal income tax liability.

         Exercise of Warrants. You will not recognize any gain or loss upon the exercise of warrants. Your basis in the shares you acquire through your exercise of the warrants will be equal to the sum of the subscription price you pay for such shares and your basis in those warrants (if any). The holding period for the shares you acquire through your exercise of the warrants will begin on the day following the date of acquisition.

         Expiration of Warrants. If the warrants we are distributing to you as a holder of our common stock expire unexercised, you will not recognize any gain or loss, and no adjustment will be made to the basis of the common stock you own.

                  INDEMNIFICATION OF DIRECTORS AND OFFICERS --
             DISCLOSURE OF COMMISSIONS POSITION ON INDEMNIFICATION

         Under provisions of our charter, any person made a party to any lawsuit by reason of being a director or officer of The Morgan Group, Inc., or any parent or subsidiary thereof, may be indemnified by us to the full extent authorized by the General Corporation Law of the State of Delaware.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.


                                  LEGAL MATTERS

         Certain legal matters with respect to the authorization and issuance of our common stock offered hereby will be passed upon for us by Barnes & Thornburg, Indianapolis, Indiana.


                                     EXPERTS

         The consolidated financial statements of The Morgan Group, Inc. at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


                           FORWARD LOOKING STATEMENTS

         Included in the prospectus summary and elsewhere in this prospectus are several "forward-looking statements." Forward-looking statements are those which use words such as "believe," "expect," "anticipate," "intend," "plan," "may," "will," "should," "estimate," "continue," or other comparable expressions. These words indicate future events and trends. Forward-looking statements are our current views with respect to future events and financial performance. These forward-looking statements are subject to many risks and uncertainties that could cause actual results to differ significantly from historical results or from those anticipated by us. The most significant risks and uncertainties we face are: o cyclicality of the manufactured housing industry, which is currently experiencing a substantial downturn, because our revenues have been largely dependent on the industry;

         o        the  continued   availability   and   sufficiency   of  credit
                  facilities  and other  sources of funding for our  operations;
                  and

         o accident claims which can materially adversely affect our result of operations and the cost and availability of our insurance arrangements.

         There are other risks and uncertainties we face, including the effect of changes in general economic conditions and the effect of new laws, regulations and court decisions and those risks described under the caption "Risk Factors." You are cautioned not to place undue reliance on our forward looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-2 under the Securities Act of 1933 with respect to the Class A common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules relating to the registration statement. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.


                           INCORPORATION BY REFERENCE

         The following documents, all of which were previously filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, are hereby incorporated by reference in this prospectus:

         o our Annual Report on Form 10-K for the year ended December 31, 2000 and amendment thereto on Form 10-K/A filed on April 27, 2001;

         o our definitive Proxy Statement for our annual meeting to be held on July 12, 2001; and

         o        our Quarterly  Report on Form 10-Q for the quarter ended March
                  31, 2001.

         All other reports and documents filed by us after the date of this prospectus pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the common stock covered by this prospectus are also incorporated by reference in this prospectus and are considered to be part of this prospectus from the date those documents are filed.

         In any statement contained in a document incorporated by reference herein conflicts with or is modified by a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference into this prospectus, the statement made at the latest point in time should control. Any previous statements that have been subsequently altered should therefore not be considered to be a part of this prospectus. We will provide a copy of any or all of the documents referred to above that have been or may be incorporated by reference in this prospectus to any person, including any beneficial owner, to whom a copy of this prospectus has been delivered free of charge upon request. Exhibits to such documents will not be provided unless the exhibits are specifically incorporated by reference into the information that the prospectus incorporates. Written requests for copies of any documents incorporated by reference should be directed to Gary J. Klusman, 219-295-2200.

                             THE MORGAN GROUP, INC.
               INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements:                                          Page

    Report of Ernst & Young LLP, Independent Auditors

    Consolidated Balance Sheets as of December 31, 2000 and 1999

    Consolidated Statements of Operations for the Years Ended
            December 31, 2000, 1999 and 1998

    Consolidated Statements of Changes in Shareholders' Equity for the
            Years Ended December 31, 2000, 1999 and 1998

    Consolidated Statements of Cash Flows for the Years Ended
            December 31, 2000, 1999 and 1998

    Notes to Consolidated Financial Statements

                         Report of Independent Auditors

The Board of Directors and Shareholders
The Morgan Group, Inc.

We have audited the accompanying consolidated balance sheets of The Morgan Group, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Morgan Group, Inc. and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3, the Company, incurred operating losses during the year ended December 31, 2000, and was not in compliance with its credit facility, which expired on January 28, 2001. Under the terms of the expired credit facility, the bank has the right to demand cash to meet outstanding obligations of the letters of credits. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters, including raising additional equity and replacing the expired credit facility, are more fully described in Note 3. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.



                                                        /s/ Ernst & Young LLP
Greensboro, North Carolina
February 9, 2001

CONSOLIDATED  FINANCIAL  STATEMENTS:

                             The Morgan Group, Inc.
                                and Subsidiaries
                          Consolidated Balance Sheets
                  (Dollars in thousands, except share amounts)

                                                            December 31
                                                       2000             1999
                                                       ----             ----
ASSETS
Current assets:
   Cash and cash equivalents                         $ 2,092           $ 3,847
   Trade accounts receivable, less allowances
      of $248 in 2000 and $313 in 1999                 7,748            10,130
   Accounts receivable, other                            133               313
   Refundable taxes                                      499                --
   Prepaid expenses and other current assets           1,147             1,960
   Deferred income taxes                                 319             1,475
                                                     -------           -------
Total current assets                                  11,938            17,725
                                                     -------           -------

Property and equipment, net                            3,688             4,309
Intangible assets, net                                 6,727             7,361
Deferred income taxes                                    282             2,172
Other assets                                             634               697
                                                     -------           -------
Total assets                                         $23,269           $32,264
                                                     =======           =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Trade accounts payable                            $ 2,373           $ 3,907
   Accrued liabilities                                 3,704             4,852
   Income taxes payable                                   --               278
   Accrued claims payable                              3,224             3,071
   Refundable deposits                                 1,357             1,752
   Current portion of long-term debt and capital
     lease obligations                                   217              676
                                                     -------           -------
Total current liabilities                             10,875            14,536
                                                     -------           -------

Long-term debt and capital lease obligations, less
  current portion                                         71               289
Long-term accrued claims payable                       5,122             5,347
Commitments and contingencies                             --                --

Shareholders' equity:
   Common stock, $.015 par value:
      Class A: Authorized shares - 7,500,000
      Issued shares - 1,607,303                           23                23

      Class B: Authorized shares - 2,500,000
      Issued and outstanding shares - 1,200,000           18                18
   Additional paid-in capital                         12,459            12,459
   Retained (deficit) earnings                        (2,116)            2,775
                                                     -------           -------
Total capital and retained earnings                   10,384            15,275

Less - treasury stock at cost (359,146 Class A
  Shares in 2000 and 1999)                            (3,183)           (3,183)
                                                     -------           -------
Total shareholders' equity                             7,201            12,092
                                                     -------           -------
Total liabilities and shareholders' equity           $23,269           $32,264
                                                     =======           =======
See accompanying notes.

                     The Morgan Group, Inc. and Subsidiaries
                      Consolidated Statements of Operations
                  (Dollars in thousands, except share amounts)


                                                             For the year ended December 31
                                                           2000             1999              1998
                                                           ----             ----              ----

Operating revenues                                      $ 108,024         $ 145,629        $ 150,454

Costs and expenses:
   Operating costs                                         99,552           133,774          136,963
   Selling, general and administration                      9,443            10,090           10,254
   Depreciation and amortization                            1,067             1,215            1,230
                                                        ---------         ---------        ---------
                                                          110,062           145,079          148,447
                                                        ---------         ---------        ---------

Operating (loss) income                                    (2,038)              550            2,007
Interest expense, net                                         310               338              545
                                                        ---------         ---------        ---------
(Loss) income before income taxes                          (2,348)              212            1,462

Income tax expense                                          2,451               193              559
                                                        ----------        ---------        ---------
Net (loss) income                                         ($4,799)        $      19        $     903
                                                        ==========        =========        =========

Net (loss) income per basic and diluted share              ($1.96)        $    0.01        $    0.35
                                                        ==========        =========        =========


Basic weighted average shares outstanding               2,448,157         2,469,675        2,606,237
                                                        =========         =========        =========

See accompanying notes.

                     The Morgan Group, Inc. and Subsidiaries
           Consolidated Statements of Changes in Shareholders' Equity
                (Dollars in thousands, except per share amounts)


                                             Class A      Class B    Additional                              Retained
                                             Common       Common       Paid-in      Officer    Treasury      (Deficit)
                                              Stock        Stock       Capital       Loan        Stock       Earnings      Total
                                              -----        -----       -------       ----        -----       --------      -----

Balance at December 31, 1997                   $23         $ 18        $ 12,453     $ (504)    $ (1,426)     $ 2,160      $ 12,724
   Net income                                   --           --              --         --           --          903           903
   Purchase of treasury stock                   --           --              --        504         (813)          --          (309)
   Common stock dividends:
      Class A ($.08 per share)                  --           --              --         --           --         (117)         (117)
      Class B ($.04 per share)                  --           --              --         --           --          (48)          (48)
   Options exercised                            --           --               6         --           62           --            68
                                              -----       ------       --------     ------     --------      -------      --------
Balance at December 31, 1998                   $23         $ 18        $ 12,459     $   --     $ (2,177)     $ 2,898      $ 13,221
   Net income                                   --           --              --         --           --           19            19
   Purchase of treasury stock                   --           --              --         --       (1,006)          --        (1,006)
   Common stock dividends:
      Class A ($.08 per share)                  --           --              --         --           --          (94)          (94)
      Class B ($.04 per share)                  --           --              --         --           --          (48)          (48)
                                              -----       ------       --------     ------     --------      -------      --------
Balance at December 31, 1999                   $23         $ 18        $ 12,459     $   --     $ (3,183)     $ 2,775      $ 12,092
   Net loss                                     --           --              --         --           --       (4,799)       (4,799)
   Common stock dividends:
      Class A ($.05 per share)                  --           --              --         --           --          (62)          (62)
      Class B ($.025 per share)                 --           --              --         --           --          (30)          (30)
                                              -----       ------       --------     ------     --------      -------      --------
Balance at December 31, 2000                   $23         $ 18        $ 12,459     $   --     $ (3,183)     $(2,116)     $  7,201
                                              =====       ======       ========     ======     ========      =======      ========

See accompanying notes.

                     The Morgan Group, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)
                                                                                      For the year ended December 31
                                                                                  2000             1999              1998
                                                                                  ----             ----              ----
Operating activities:
Net (loss) income                                                               $(4,799)           $  19            $   903
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
        Depreciation and amortization                                             1,067            1,215              1,246
        Deferred income taxes                                                     3,046             (420)              (713)
        Loss on disposal of property and equipment                                  292              101                 20

Changes in operating assets and liabilities:
        Trade accounts receivable                                                 2,382             2,058             1,174
        Other accounts receivable                                                   180              901             (1,088)
        Refundable taxes                                                           (499)              --                 --
        Prepaid expenses and other current assets                                   813              507                139
        Other assets                                                                 63              (43)               810
        Trade accounts payable                                                   (1,534)            (397)               207
        Accrued liabilities                                                      (1,148)           1,286               (612)
        Income taxes payable                                                       (278)            (600)               489
        Accrued claims payable                                                      (72)             310              2,785
        Refundable deposits                                                        (395)             (78)               164
                                                                                --------          -------            -------
        Net cash (used in) provided by operating activities                        (882)           4,859              5,524

Investing activities:
        Purchases of property and equipment                                        (106)            (811)              (585)
        Proceeds from sale of property and equipment                                  2                7                 88
        Business acquisitions                                                        --              (35)              (228)
                                                                                --------          -------            -------
Net cash used in investing activities                                              (104)            (839)              (725)

Financing activities:
        Principle payments on long-term debt                                       (677)            (664)            (3,418)
        Proceeds from long-term debt                                                 --              149                135
        Purchase of treasury stock, net of officer loan of $504                      --           (1,006)              (309)
        in 1998
        Proceeds from exercise of stock options                                      --               --                 68
        Common stock dividends paid                                                 (92)            (142)              (165)
                                                                                --------          -------            -------
        Net cash used in financing activities                                      (769)          (1,663)            (3,689)
                                                                                --------          -------            -------

Net (decrease) increase in cash and cash equivalents                             (1,755)           2,357              1,110

Cash and cash equivalents at beginning of period                                  3,847            1,490                380
                                                                                --------          -------            -------

Cash and cash equivalents at end of period                                      $ 2,092           $3,847            $ 1,490
                                                                                ========          =======           ========

Cash payments for interest were $379,000 in 2000, $406,000 in 1999 and $566,000 in 1998.

See accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The Morgan Group, Inc. ("Company"), through its wholly owned subsidiaries, Morgan Drive Away, Inc. ("Morgan") and TDI, Inc. ("TDI"), provides outsourced transportation and logistical services to the manufactured housing and recreational vehicle industries and is a leading provider of delivery services to the commercial truck and trailer industries in the United States. Lynch Interactive Corporation and its wholly owned subsidiaries ("Lynch Interactive") owns all of the 1,200,000 shares of the Company's Class B common stock and 161,100 shares of the Company's Class A common stock, which in the aggregate represents 70% of the combined voting power of the combined classes of the Company's common stock.

The Company's other significant wholly owned subsidiaries are Interstate Indemnity Company ("Interstate") and Morgan Finance, Inc. ("Finance"), which provide insurance and financial services to its owner-operators.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Operating Revenues and Expense Recognition

Operating revenues and related driver pay are recognized when movement of the product is completed. Other operating expenses are recognized when incurred.

Cash Equivalents

All highly liquid investments with maturity of three months or less when purchased are considered to be cash equivalents.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of customer receivables. As discussed in Note 9, two customers represent 33% of total customer receivables. The remaining credit risk is generally diversified due to the large number of entities comprising the Company's remaining customer base and their dispersion across many different industries and geographic regions. As noted on the consolidated balance sheets, the Company maintains an allowance for doubtful accounts to cover estimated credit losses.

Property and Equipment

Property and equipment is stated at cost. Major additions and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives:

                    Buildings                                 25 years
                    Transportation Equipment                  3 to 5 years
                    Office and Service Equipment              3 to 8 years

Intangible Assets

Intangible assets are comprised primarily of goodwill, which is stated at the excess of purchase price over net asset acquired, net of accumulated amortization of $4,181,000 and $3,547,000 at December 31, 2000 and 1999,
respectively. Intangible assets are being amortized by the straight-line method over their estimated useful lives, which range from three to forty years.

Impairment of Assets

The Company periodically assesses the net realizable value of its long-lived assets, including intangibles, and evaluates such assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. For assets to be held and used, impairment is determined to exist if estimated undiscounted future cash flows are less than the carrying amount. For assets to be disposed of, impairment is determined to exist if the estimated net realizable value is less than the carrying amount.

Insurance and Claim Reserves

Claims and insurance accruals reflect the estimated ultimate cost of claims, including amounts for claims incurred but not reported, for cargo loss and damage, bodily injury and property damage, workers' compensation, long-term disability and group health not covered by insurance. These costs are charged to operating costs.

Stock-Based Compensation

Stock based compensation expense for the Company's employee stock option plan is recognized under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations. Consistent with APB 25, the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant; therefore, no compensation expense is recognized.

Net Income (Loss) Per Common Share

Net income (loss) per common share ("EPS") is computed using the weighted average number of common shares outstanding during the period. Since each share of Class B common stock is freely convertible into one share of Class A common stock, the total of the weighted average number of common shares for both classes of common stock is considered in the computation of EPS.

Fair Values of Financial Instruments

At December 31, 2000 and 1999, the carrying value of financial instruments such as cash and cash equivalents, trade and other receivables, trade payables and long-term debt approximate their fair values. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

Comprehensive Income

There were no items of comprehensive income for the years presented, as defined under SFAS No. 130, "Reporting Comprehensive Income". Accordingly, comprehensive income is equal to net income.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in fiscal years beginning after June 15, 2000. Under the statement, all derivatives will be required to be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Under the statement, any ineffective portion of a derivative's change in fair value must be immediately recognized in earnings. The Company has evaluated the effect of SFAS No. 133 and determined that the adoption of SFAS No. 133 will have no effect on the earnings and financial position of the Company.

2.  PROPERTY AND EQUIPMENT

The components of property and equipment are as follows (in thousands):

                                                         December 31
                                                       2000         1999
                                                       ----         ----

Land                                                  $  873       $  873
Buildings                                              2,186        2,241
Transportation equipment                                 146          419
Office and service equipment                           2,288        3,491
                                                       -----        -----
                                                       5,493        7,024
Less accumulated depreciation                          1,805        2,715
                                                       -----        -----
Property and equipment, net                           $3,688       $4,309
                                                      ======       ======

Depreciation expense was $433,000, $511,000 and $581,000 for 2000, 1999 and
1998, respectively.

3.  INDEBTEDNESS

At December 31, 2000, the Company had a $7.7 million revolving credit facility ("Credit Facility"), with a $6.7 million letter of credit sub-limit. The Credit Facility bears interest at the Company's option, on either the applicable Eurodollar Rate Margin or the applicable Base Rate Margin, all of which are adjusted over the term of the Credit Facility. Total borrowings and outstanding letters of credit are limited to qualified trade accounts receivable, qualified in-transit amounts, contractor loans, and qualified investments. The Credit Facility contains financial covenants, the most restrictive of which are a cash flow coverage ratio, interest expense coverage ratio, and minimum net income. At December 31, 2000, the Company had no outstanding debt under its Credit Facility, and $6.6 million of letters of credit were outstanding under the Credit Facility. Letters of credit are required for self-insurance retention reserves and other corporate needs.

The Credit Facility matured on January 28, 2001, at which time the Company had no outstanding debt and $6.6 million outstanding letters of credit. The Company was in default of the financial covenants, resulting in the bank failing to renew the Credit Facility. As a result of the Credit Facility not being renewed, the Company has a payment default and the financial institution has the right to demand cash to meet outstanding obligations under the letters of credit. The bank has discretion as to whether to make any loans or issue additional letters of credit for the Company.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is actively seeking alternative financial institutions to replace the existing Credit Facility as well as seeking additional capital resources. Currently, negotiations are being held with several financial institutions regarding a replacement facility. In connection with these potential replacement facilities, the Company is anticipating raising equity capital up to $3.0 million. The Company has engaged in discussions with its principal shareholder, Lynch Interactive, regarding these matters. Based on preliminary discussions, Lynch Interactive has expressed interest in providing a portion of the capital support the Company will require, but no terms have been agreed upon. The Company expects to seek to raise the equity capital it will require from Lynch Interactive, other stockholders, or, if necessary, privately from other sources. The Company's ability to continue as a going concern is dependent upon its ability to successfully maintain its financing arrangements and to comply with the terms thereof. However, although no assurances can be given, management remains confident that the Company will be able to continue operating as a going concern.

Long-term debt and capital lease obligations consisted of the following (in thousands):
                                                                                       December 31
                                                                                   2000          1999
                                                                                   ----          ----
Promissory notes with imputed interest rates from 6.31% to 10.0%, principal
   and interest payments due from monthly to annually, through June 30, 2002       $242          $837
Term note and capital leases with imputed interest rates of 8.25% to 11.04%
   with principal and interest payments due monthly through April 26, 2002           46           128
                                                                                   ----           ---
                                                                                    288           965
Less current portion                                                                217           676
                                                                                    ---           ---
Long-term debt and capital lease obligations, net                                  $ 71          $289
                                                                                   ====          ====

Maturities on long-term debt are $217,000 in 2001 and $71,000 in 2002.

4.   LEASES

Future minimum annual operating lease payments as of December 31, 2000, are as follows (in thousands):

                                                 Operating
                                                  Leases
                                                  ------
      2001                                       $  641
      2002                                          173
      2003                                           60
      2004                                           11
      2005                                            1
                                                 ------
      Total minimum lease payments               $  886
                                                 ======

Aggregate expense under operating leases approximated $1,672,000, $2,115,000, and $2,578,000 for 2000, 1999 and 1998, respectively.

5.   INCOME TAXES

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The income tax provisions (benefits) are summarized as follows (in thousands):
                                           For the Year Ended December 31
                                          2000           1999            1998
                                          ----           ----            ----
     Current:
        State                            $    -           $ 98          $  201
        Federal                            (595)           515           1,071
                                         -------         -----          ------
                                           (595)           613           1,272
     Deferred:
        State                               488            (67)           (203)
        Federal                           2,558           (353)           (510)
                                         -------         ------         -------
                                          3,046           (420)           (713)
                                         -------         ------         -------
                                         $2,451          $ 193          $  559
                                         =======         ======         =======

Deferred tax assets (liabilities) are comprised of the following (in thousands):

                                                           December 31
                                                        2000          1999
                                                        ----          ----
Deferred tax assets:
   Accrued insurance claims                            $3,323        $3,232
   Special charges and accrued expenses                   367           487
   Depreciation                                           199           163
   Other                                                  84            125
                                                       ------        ------
                                                        3,973         4,007
Deferred tax liabilities:
   Prepaid expenses                                      (184)         (360)
                                                       -------       -------
                                                         (184)         (360)
                                                       -------       -------
                                                       $3,789        $3,647

Valuation allowance for deferred tax assets           ($3,188)           --
                                                       ------        ------
                                                       $  601        $3,647
                                                       ======        ======


A reconciliation of the income tax provisions and the amounts computed by applying the statutory federal income tax rate to income before income taxes follows (in thousands):

                                                  For the Year Ended December 31
                                                 2000         1999         1998
                                                 ----         ----         ----
Income tax provision (benefits) at
   federal statutory rate                       $(772)        $ 72         $497
State income tax (benefit), net of
   federal tax benefit                            (44)          20           48
Changes in estimated
   state tax rates on
   beginning temporary differences                 --           --          (70)
Change in Valuation Allowance                   3,188           --           --
Permanent differences                              79          101           84
                                               -------        ----           --
                                               $2,451         $193         $559
                                               =======        ====         ====

Net cash payments for income taxes were $181,000, $1,205,000 and $810,000 in 2000, 1999 and 1998, respectively.

In assessing the realization of deferred tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which the temporary differences become deductible. A valuation allowance of $3,188,000 was recorded in 2000 to reduce the deferred tax asset as the Company has experienced cumulative losses for financial reporting for the last three years. Management considered, in reaching the conclusion on the required valuation allowance, given the cumulative losses, combined with the current default on its Credit Facility, that it would be inconsistent with applicable accounting rules to rely on future taxable income to support full realization of the deferred tax assets. Accordingly, the remaining deferred tax assets of $601,000 relate to federal income tax carrybacks available to the Company.


6.   SHAREHOLDERS' EQUITY

The Company has two classes of common stock outstanding, Class A and Class B. Under the bylaws of the Company: (i) each share of Class A is entitled to one vote and each share of Class B is entitled to two votes; (ii) Class A shareholders are entitled to a dividend ranging from one to two times the dividend declared on Class B stock; (iii) any stock distributions will maintain the same relative percentages outstanding of Class A and Class B; (iv) any liquidation of the Company will be ratably made to Class A and Class B shareholders after satisfaction of the Company's other obligations; and (v) Class B stock is convertible into Class A stock at the discretion of the holder; Class A stock is not convertible into Class B stock.

The Company's Board of Directors has approved the purchase of up to 250,000 shares of Class A Common Stock for its Treasury at various dates and market prices. During the year ended December 31, 2000, the Company did not repurchase any shares under this plan. As of December 31, 2000, 186,618 shares had been repurchased at prices between $6.875 and $11.375 per share for a total of $1,561,000 under this plan.

In March 1999, the Company repurchased 102,528 shares of Class A stock in a Dutch Auction for $985,000, which includes $62,000 of fees and expenses associated with the transaction.

In July 1998, the Company purchased 70,000 shares of Class A stock from a former officer for $637,000 under a special stock purchase approved by the Board of Directors.

7.  STOCK OPTION PLAN AND BENEFIT PLAN

The Company has an incentive stock option plan which provides for the granting of incentive or non-qualified stock options to purchase up to 200,000 shares of Class A common stock to directors, officers, and other key employees. No options may be granted under this plan for less than the fair market value of the common stock at the date of the grant. Although the exercise period is determined when options are actually granted, an option shall not be exercised later than ten years and one day after it is granted. Stock options granted will terminate if the grantee's employment terminates prior to exercise for reasons other than retirement, death, or disability. Stock options vest over a four-year period pursuant to the terms of the plan, except for stock options granted to a non-employee director, which are immediately vested. Employees and non-employee directors have been granted non-qualified stock options to purchase 96,375 and 32,000 shares, respectively, of Class A common stock, net of cancellations and shares exercised. There are 63,250 options reserved for future issuance.

In January 2000, the President and Chief Executive Officer entered into a special stock option plan and agreement with the Company which provides for the granting of options to purchase 120,000 shares of Class A Common Stock in three separate installments. The first installment is for 40,000 shares at an exercise price of $5.625, exercisable 6 months from the date of the agreement. The second installment is for 40,000 shares at an exercise price of $7.625, exercisable 18 months after the date of the agreement. The third installment is for 40,000 shares at an exercise price of $9.625, exercisable 30 months after the date of the agreement. The options granted under this stock option plan and agreement are not granted pursuant to the Incentive Stock Option Plan described above; but they are subject to the same general terms and conditions of the Incentive Stock Option Plan.

A summary of the Company's stock option activity and related information follows:

                                                                        Year Ended December 31

                                              2000                               1999                               1998
                                              ----                               ----                               ----
                                                 Weighted                            Weighted                           Weighted
                                                 Average                             Average                            Average
                                    Options      Exercise              Options       Exercise             Options       Exercise
                                    (000)        Price                 (000)         Price                (000)         Price
                                    -----        -----                 -----         -----                -----         -----

Outstanding at beginning of year    181          $8.23                 170           $8.28                167           $8.32
Granted                             120           7.63                  11            7.52                 23            8.11
Exercised                            --             --                  --              --                 (7)           8.25
Canceled                            (53)          7.79                  --              --                (13)           8.59
                                    ----         -----                 ---           -----                ----           ----



Outstanding at end of year          128          $8.42                 181           $8.23                170           $8.28
                                    ===          =====                 ===           -----                ===           =====

Exercisable at end of year          124          $8.41                 149           $8.31                124           $8.42
                                    ===          =====                 ===           =====                ===           =====

Exercise prices for options outstanding as of December 31, 2000, ranged from $6.80 to $10.19. The weighted-average remaining contractual life of those options is 4.6 years. The weighted-average fair value of options granted during each year was immaterial.

The following pro forma  information  regarding net income (loss) and net income
(loss) per share is required when APB 25 accounting is elected, and was determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation." The fair values for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: dividend yield of 0.1%; expected life of 10 years; expected volatility of .596 in 2000 and .316 in 1999 and .250 in 1998, and a risk-free interest rate of 6.5% in 2000 and 5.0% in 1999 and 6.0% in 1998. For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the option's vesting periods (in thousands except for per share information):
                                        2000            1999           1998
                                        ----            ----           ----
Net (loss) income:
  As reported                          ($4,799)        $  19          $ 903
  Pro forma                            ($5,024)          (24)           861

Diluted (loss) earnings per share:
  As reported                           ($1.96)        $0.01          $0.35
  Pro forma                             ($2.05)        (0.01)          0.33


During the initial phase-in period, as required by SFAS No. 123, the pro forma amounts were determined based on stock options granted after the 1995 fiscal year only. Therefore, the pro forma amounts for compensation cost may not be indicative of the effects on pro forma net income and pro forma net income per share for future years.

The Company has a 401(k) Savings Plan covering substantially all employees, which matches 25% of the employee contributions up to a designated amount. The Company's contributions to the Plan for 2000, 1999 and 1998 were $18,000, $23,000 and $29,000, respectively.

8.  TRANSACTIONS WITH LYNCH INTERACTIVE CORPORATION

The Company has paid Lynch Interactive Corporation ("Lynch Interactive") an annual service fee of $100,000 for executive, financial and accounting, planning, budgeting, tax, legal, and insurance services. Additionally, Lynch Interactive charges the Company for officers' and directors' liability insurance, which totaled $20,000 in 2000, and $16,000 in 1999 and 1998.

The Company's Class A and Class B common stock owned by Lynch Interactive is pledged to secure a Lynch Interactive line of credit.

9.  SEGMENT REPORTING

Description of Services by Segment

The Company operates in four business segments: manufactured housing, driver outsourcing, specialized outsourcing services, and insurance and finance. The manufactured housing segment primarily provides specialized transportation to companies which produce new manufactured homes and modular homes through a network of terminals located in twenty-eight states. The driver outsourcing segment provides outsourcing transportation primarily to manufacturers of recreational vehicles, commercial trucks, and other specialized vehicles through a network of service centers in six states. The specialized outsourcing services segment consists of a large trailer, travel and small trailer delivery and another Specialized Service "Decking" (discontinued in 2000). The last segment, insurance and finance, provides insurance and financing to the Company's drivers and independent owner-operators. This segment also acts as a cost center whereby all property damage and bodily injury and cargo costs are captured. The Company's segments are strategic business units that offer different services and are managed separately based on the differences in these services.

The driver outsourcing segment and the specialized outsourcing services were reported as one segment titled "SOS" in 1998. The year of 1998 has been restated to show corresponding segment information.


Measurement of Segment (Loss) and Segment Assets

The Company evaluates performance and allocates resources based on several factors, of which the primary financial measure is business segment operating income, defined as earnings before interest, taxes, depreciation and amortization (EBITDA). The accounting policies of the segments are the same as those described in the summary of significant accounting policies (See Note 1). There are no significant intersegment revenues.

The  following  table  presents  the  financial  information  for the  Company's reportable segments for the years ended December 31 (in thousands):
                                                       2000              1999             1998
                                                       ----              ----             ----
    Operating revenues
         Manufactured Housing                        $ 70,631          $ 99,491         $ 106,145
         Driver Outsourcing                            20,939            23,351            19,710
         Specialized Outsourcing Services              15,260            21,172            23,064
         Insurance and Finance                          2,933             3,958             4,072
         All Other                                         (3)              148                48
                                                     --------          --------         ---------
                                                      109,760           148,120           153,039
    Total intersegment insurance revenues              (1,736)           (2,491)           (2,585)
                                                     --------          --------         ---------
    Total operating revenues                         $108,024          $145,629         $ 150,454
                                                     ========          ========         =========

    Segment (loss) profit - EBITDA
         Manufactured Housing                         $ 5,784          $ 10,265         $  10,836
         Driver Outsourcing                             1,324               416               115
         Specialized Outsourcing Services                (140)              469             1,011
         Insurance and Finance                         (6,765)           (9,058)           (8,358)
         All Other                                     (1,174)             (327)             (367)
                                                     --------          --------         ---------
                                                         (971)            1,765             3,237
    Depreciation and amortization                      (1,067)           (1,215)           (1,230)
    Interest expense                                     (310)             (338)             (545)
                                                     --------          --------         ---------
    (Loss) income before taxes                       $( 2,348)         $    212         $   1,462
                                                     ========          ========         =========
    Identifiable assets
         Manufactured Housing                        $ 11,255          $ 16,956         $  18,764
         Driver Outsourcing                             4,561             5,438             6,055
         Specialized Outsourcing Services               2,078             2,724             3,015
         Insurance and Finance                          1,433             1,801             1,864
         All Other                                      3,942             5,345             3,689
                                                     --------          --------         ---------
         Total                                       $ 23,269          $ 32,264         $  33,387
                                                     ========          ========         =========

A majority of the Company's accounts receivable are due from companies in the manufactured housing, recreational vehicle, and commercial truck and trailer industries located throughout the United States. Services provided to Oakwood Homes Corporation accounted for approximately $22.5 million, $28.8 million and $31.8 million of revenues in 2000, 1999 and 1998, respectively. The Company's gross accounts receivables from Oakwood were 23% and 16% of total receivables at December 31, 2000 and 1999, respectively. In addition, Fleetwood Enterprises, Inc., accounted for approximately $16.9 million, $23.9 million and $26.0 million, of revenues in 2000, 1999 and 1998, respectively. The Company's gross accounts receivables from Fleetwood were 10% and 17% of total receivables at December 31, 2000 and 1999, respectively.

10.  OPERATING COSTS AND EXPENSES (in thousands)
                                            2000          1999          1998
                                            ----          ----          ----
Purchased transportation costs           $75,411       $ 101,046      $103,820
Operating supplies and expenses           10,826          13,559        14,092
Claims                                     5,658           8,633         7,698
Insurance                                  2,733           3,178         3,375
Operating taxes and licenses               4,924           7,358         7,978
                                         -------       ---------      --------
                                         $99,552       $ 133,774      $136,963
                                         =======       =========      ========

11.  COMMITMENTS AND CONTINGENCIES

The Company is involved in various legal proceedings and claims that have arisen in the normal course of business for which the Company maintains liability insurance covering amounts in excess of its self-insured retention. Management believes that adequate reserves have been established on its self-insured claims and that their ultimate resolution will not have a material adverse effect on the consolidated financial position, liquidity, or operating results of the Company.

The Company leases certain land, buildings, computer equipment, computer software, and motor equipment under non-cancelable operating leases that expire in various years through 2005. Several land and building leases contain monthly renewal options.

12.  QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2000 and 1999 (in thousands, except share data):

                                                                             Three Months Ended
                                                        March 31       June 30       Sept. 30       Dec. 31
                                                        --------       -------       --------       -------
2000
----
Operating revenues                                       $27,867       $29,961        $28,164       $ 22,032
Operating income (loss)                                     (898)          113            178         (1,431)
Net income (loss)                                           (616)           17             75         (4,275)
Net income (loss) per basic and diluted share            ($ 0.25)      $  0.01        $  0.03         ($1.75)

1999
----
Operating revenues                                       $35,325       $40,270        $37,312       $ 32,722
Operating income (loss)                                      325           436            208           (419)
Net income (loss)                                            118           169             34           (302)
Net income (loss) per basic and diluted share            $  0.05       $  0.07        $  0.01       ($  0.12)

                             THE MORGAN GROUP, INC.
                          INDEX TO CONSOLIDATED INTERIM
                        FINANCIAL STATEMENTS (Unaudited)

Consolidated Interim Financial Statements (unaudited):                      Page

    Consolidated Balance Sheets as of March 31, 2001 and
            December 31, 2000

    Consolidated Statements of Operations for the Three Months Ended
            March 31, 2001 and 2000

    Consolidated Statements of Cash Flows for the Three Months Ended
            March 31, 2001 and 2000

    Notes to Consolidated Interim Financial Statements (unaudited)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited):

                             The Morgan Group, Inc.
                                and Subsidiaries
                           Consolidated Balance Sheets
                  (Dollars in thousands, except share amounts)

                                                                           March 31        December 31
                                                                             2001             2000
                                                                             ----             ----
ASSETS                                                                                      (Note 1)
                                                                          (Unaudited)
Current assets:
   Cash and cash equivalents                                                $ 1,371          $ 2,092
   Trade accounts receivable, less allowances
      of $173 in 2001  and $248 in 2000                                       7,826            7,748
   Accounts receivable, other                                                   127              133
   Refundable taxes                                                             503              499
   Prepaid expenses and other current assets                                  1,199            1,147
   Deferred income taxes                                                        319              319
                                                                            -------          -------
Total current assets                                                         11,345           11,938
                                                                            -------          -------

Property and equipment, net                                                   3,677            3,688
Intangible assets, net                                                        6,629            6,727
Deferred income taxes                                                           282              282
Other assets                                                                    382              634
                                                                            -------          -------
Total assets                                                                $22,315          $23,269
                                                                            =======          =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Trade accounts payable                                                   $ 3,540          $ 2,373
   Accrued liabilities                                                        2,923            3,704

   Accrued claims payable                                                     3,304            3,224
   Refundable deposits                                                        1,092            1,357
   Current portion of long-term debt and capital lease obligations              192              217
                                                                            -------          -------
Total current liabilities                                                    11,051           10,875
                                                                            -------          -------
Long-term debt and capital lease obligations, less current portion               89               71
Long-term accrued claims payable                                              4,515            5,122
Commitments and contingencies                                                    --               --
Shareholders' equity:
   Common stock, $.015 par value
      Class A: Authorized shares - 7,500,000
      Issued shares - 1,607,303                                                  23               23
      Class B: Authorized shares - 2,500,000
      Issued and outstanding shares - 1,200,000                                  18               18
   Additional paid-in capital                                                12,459           12,459
   Retained earnings                                                         (2,657)          (2,116)
                                                                            --------         --------
Total capital and retained earnings                                           9,843           10,384
Less - treasury stock at cost (359,146 Class A shares)                       (3,183)          (3,183)
                                                                            --------         --------
Total shareholders' equity                                                    6,660            7,201
                                                                            -------          -------
Total liabilities and shareholders' equity                                  $22,315          $23,269
                                                                            =======          =======

See notes to consolidated financial statements

                     The Morgan Group, Inc. and Subsidiaries
                      Consolidated Statements of Operations
                  (Dollars in thousands, except share amounts)
                                   (Unaudited)

                                                         Three Months Ended
                                                              March 31,

                                                       2001              2000
                                                       ----              ----


Operating revenues                                  $  20,688        $  28,386

Costs and expenses:
   Operating costs                                     18,879           26,632
   Selling, general and administration                  2,057            2,359
   Depreciation and amortization                          227              293
                                                    ---------        ---------
                                                       20,878           28,765

Operating loss                                           (475)            (898)
Interest expense, net                                      66               57
                                                    ---------        ---------
Loss before income taxes                                 (541)            (955)

Income tax benefit                                         --             (339)
                                                    ---------        ----------
Net loss                                            $    (541)       $    (616)
                                                    ==========       ==========

Net loss per basic and diluted share                $  ( 0.22)       $  ( 0.25)
                                                    =========        ==========

Basic weighted average shares outstanding           2,448,157        2,453,260
                                                    =========        =========




See notes to consolidated financial statements.

                     The Morgan Group, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)
                                   (Unaudited)

                                                         Three Months Ended
                                                             March 31,
                                                      2001              2000
                                                    ----------       ----------

Operating activities:
Net loss                                             $   (541)        $   (616)
Adjustments to reconcile net loss to net cash
    used in operating activities:
   Depreciation and amortization                          227              293
   Loss on disposal of property and equipment               3               22

Changes in operating assets and liabilities:
   Trade accounts receivable                              (78)            (482)
   Other accounts receivable                                6              205
   Refundable taxes                                        (4)              --
   Prepaid expenses and other current assets              (52)             (94)
   Other assets                                           252              118
   Trade accounts payable                               1,167              188
   Accrued liabilities                                   (781)            (297)
   Income taxes payable                                    --             (581)
   Accrued claims payable                                (526)             102
   Refundable deposits                                   (265)            (341)
                                                     ---------        ---------
   Net cash used in operating activities                 (592)          (1,483)

Investing activities:
   Purchases of property and equipment                    (77)             (77)
   Other                                                  (10)              --
                                                     ---------        --------
   Net cash used in investing activities                 (122)             (77)

Financing activities:
   Principal payments on long-term debt                   (42)             (87)
   Common stock dividends paid                             --              (37)
                                                     --------         ---------
   Net cash used in financing activities                   (7)            (124)
                                                     ---------        ---------

Net decrease in cash and equivalents                     (721)          (1,684)

Cash and cash equivalents at beginning of period        2,092            3,847
                                                     --------         --------

Cash and cash equivalents at end of period           $  1,371         $  2,163
                                                     ========         ========


  See notes to consolidated financial statements.

                     The Morgan Group, Inc. and Subsidiaries
               Notes to Consolidated Interim Financial Statements
                                   (Unaudited)

                                 March 31, 2001


  Note 1.Basis of Presentation

     The accompanying consolidated interim financial statements have been prepared by The Morgan Group, Inc. and Subsidiaries (the "Company"), in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included for complete financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The consolidated interim financial statements should be read in conjunction with the financial statements, notes thereto and other information included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

     Net income per common share ("EPS") is computed using the weighted average number of common shares outstanding during the period. Since each share of Class B common stock is freely convertible into one share of Class A common stock, the total of the weighted average number of shares for both classes of common stock is considered in the computation of EPS.

     The accompanying unaudited consolidated interim financial statements reflect, in the opinion of management, all adjustments (consisting of normal recurring items) necessary for a fair presentation, in all material respects, of the financial position and results of operations for the periods presented. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

     The consolidated financial statements include the accounts of the Company and its subsidiaries, Morgan Drive Away, Inc., TDI, Inc., Interstate Indemnity Company, and Morgan Finance, Inc., all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

     Certain 2000 amounts have been reclassified to conform to the 2001 presentation.

  Note 2.Indebtnedness

     The prior Credit Facility matured on January 28, 2001, at which time the Company had no outstanding debt and $6.6 million outstanding letters of credit. The Company was in default of the financial covenants, resulting in the bank failing to renew the Credit Facility. As a result of the Credit Facility not being renewed, the Company has a payment default and the financial institution has the right to demand cash to meet outstanding obligations under the letters of credit. The bank has discretion as to whether to make any loans or issue additional letters of credit for the Company.

  Note 3.Income Taxes

     In assessing the realization of deferred tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which the temporary differences become deductible. A valuation allowance of $189,000 was recorded in 2001 to reduce the deferred tax asset as the Company has experienced cumulative losses for financial reporting for the last three years. Management considered, in reaching the conclusion on the required valuation allowance, given the cumulative losses, combined with the current default on its Credit Facility, that it would be inconsistent with applicable accounting rules to rely on future taxable income to support full realization of the deferred tax assets. Accordingly, the remaining deferred tax assets relate to federal income tax carry backs available to the Company.

  Note 4.Segment Reporting

     Description of Services by Segment

     The Company operates in five business segments: Manufactured Housing, Driver Outsourcing, Specialized Outsourcing Services, and Insurance and Finance. The Manufactured Housing segment primarily provides specialized transportation to companies which produce new manufactured homes and modular homes through a network of terminals located in twenty-eight states. The Driver Outsourcing segment provides outsourcing transportation primarily to manufacturers of recreational vehicles, commercial trucks, and other specialized vehicles through a network of service centers in six states. The Specialized Outsourcing Services segment consists of large trailer, travel and small trailer delivery. The last segment, Insurance and Finance, provides insurance and financing to the Company's drivers and independent owner-operators. This segment also acts as a cost center whereby all property damage, bodily injury and cargo costs are captured. The Company's segments are strategic business units that offer different services and are managed separately based on the differences in these services.

     Measurement of Segment (Loss)

     The Company evaluates performance and allocates resources based on several factors, of which the primary financial measure is business segment operating income, defined as earnings before interest, taxes, depreciation and amortization (EBITDA). The accounting policies of the segments are the same as those described in the Company's Annual Report on Form 10-K.

     The following table presents the financial information for the Company's reportable segments for the three months ended March 31, (in thousands):

                                                       2001             2000
                                                       ----             ----
     Operating revenues
          Manufactured Housing                        $11,361          $18,206
          Driver Outsourcing                            4,532            5,611
          Specialized Outsourcing Services              4,135            3,757
          Insurance and Finance                           660              815
          All Other                                        --               (3)
                                                      -------          --------
     Total operating revenues                         $20,688          $28,386
                                                      =======          =======

     Segment profit (loss) - EBITDA
          Manufactured Housing                        $   494          $ 1,742
          Driver Outsourcing                              314              469
          Specialized Outsourcing Services                 43             (143)
          Insurance and Finance                          (733)          (2,261)
          All Other                                      (366)            (412)
                                                      --------         --------
                                                         (248)            (605)
     Depreciation and amortization                       (227)            (293)
     Interest expense                                     (66)             (57)
                                                      --------         --------
     Loss before taxes                                $  (541)         $  (955)
                                                      ========         ========

                    1,248,157 SHARES OF CLASS A COMMON STOCK

                                    [MG LOGO]

                       ISSUABLE UPON EXERCISE OF WARRANTS

                            -------------------------

                                   PROSPECTUS

                            -------------------------

                                  June 15, 2001

--------------------------------------------------------------------------------
You may rely on the information contained in this prospectus. The Morgan Group, Inc. has not authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS SUPPLEMENT DATED JUNE 15, 2001
(TO PRELIMINARY PROSPECTUS DATE JUNE 15, 2001)
SUBJECT TO COMPLETION


                    2,200,000 SHARES OF CLASS B COMMON STOCK

                                    [MG LOGO]

                       ISSUABLE UPON EXERCISE OF WARRANTS

         This prospectus supplement is being provided, together with our prospectus dated the date hereof, to the holder of our Class B common stock on the record date of ____________, 2001, in connection with the distribution of warrants described in the prospectus. This prospectus supplement contains additional information which is important for you as a holder of our Class B common stock.

         For each share of our Class B common stock which you own on the record date you will receive one Class B warrant. For each Class B warrant that you exercise, you will be able to purchase, subject to certain adjustments, one share of our Class B common stock at the warrant price of $9.00 per share, subject to adjustment upon the occurrence of certain dilutive events.

         The Class B warrants are subject to certain transfer restrictions. The Class B warrants may only be transferred to an "affiliate." An "affiliate" is defined as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the transferring holder of such Class B warrants. "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and specifically includes direct or indirect ownership of at least 5% of the voting equity of such person.

         In connection with any transfer of Class B warrants, you will be required to certify compliance with this restriction. Assuming adoption of the charter amendment we have proposed to our stockholders for approval at the 2001 annual meeting, the same restriction will apply to the shares of Class B common stock issued upon exercise of your Class B warrants.

         There currently is no public market for the Class B warrants and we do not intend, and are not obligated, to list the Class B warrants on any securities exchange, the Nasdaq Stock Market, or any other market.

The date of this Prospectus Supplement is June 15, 2001.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the costs and expenses payable by us in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

Registration Fee  .................................................... $7,758.35
Printing, Engraving and Mailing (1) ..................................
Legal Fees (1) .......................................................
Accounting Fees (1) ..................................................
Fees of Registrar and Transfer Agent (1) .............................
Fees of Subscription Agent (1) .......................................
Miscellaneous Fees (1) ...............................................

         Total ....................................................... $
                                                                       =========
------------------------
  (1)  To be provided by amendment.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                                 INDEMNIFICATION

         Section 145(a) of the General Corporation Law of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

         Subsection 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, and that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. It empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

         Our Restated Certificate of Incorporation provides that we shall indemnify and hold harmless any person who was or is made a party, or is threatened to be made a party, or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (the "Action"), by reason of the fact that he or she is or was a director or officer of ours, or is or was serving or has agreed to serve at our request as a director, officer, employee or agent of another entity, to the fullest extent authorized by the DGCL. In addition, we maintain directors' and officers' liability insurance to protect us against specified liabilities and acts where corporate reimbursement is required.


ITEM 16.  EXHIBITS.

Exhibit No.                                 Description
-----------    -----------------------------------------------------------------

3.1 Registrant's Restated Certificate of Incorporation, as amended, is incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1999, filed on August 13, 1999.

3.2 Registrant's Code of By-Laws, as restated and amended, is incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

4.1            Form of Class A Stock Certificate is incorporated by reference to
               Exhibit 3.3 of the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

4.2            Form of Class B Stock Certificate*

4.3 Fourth Article - "Common Stock" of the Registrant's Certificate of Incorporation, is incorporated by reference to the Registrant's Certificate of Incorporation, as amended, filed as
               Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1999, filed on August 13, 1999.

4.4 Article II - "Meeting of Stockholders," Article VI - "Certificate for Shares" and Article VII - "General Provisions" of the Registrant's Code of By-Laws, incorporated by reference to the Registrant's Code of By-Laws, as amended, filed as Exhibit 3.2 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

4.5 Revolving Credit and Term Loan Agreement, dated January 28, 1999, among the Registrant and Subsidiaries and Bank Boston, N.A., is incorporated by reference to Exhibit 4(1) to the Registrant's Current Report on Form 8-K filed February 12, 1999.

4.6 Guaranty, dated January 28, 1999, among the Registrant and Subsidiaries and BankBoston, N.A. is incorporated by reference to
               Exhibit 4(2) to the Registrant's Current Report on Form 8-K filed February 12, 1999.

4.7 Security Agreement, dated January 28, 1999, among the Registrant and Subsidiaries and BankBoston, N.A. is incorporated by reference to Exhibit 4(3) to the Registrant's Current Report on Form 8-K filed February 12, 1999.

4.8 Stock Pledge Agreement, dated January 28, 1999, among the Registrant and Subsidiaries and BankBoston, N.A. is incorporated by reference to Exhibit 4(4) to the Registrant's Current Report on Form 8-K filed February 12, 1999.

4.9 Revolving Credit Note, dated January 28, 1999, among the Registrant and Subsidiaries and BankBoston, N.A. is incorporated by reference to Exhibit 4(5) to the Registrant's Current Report on Form 8-K filed February 12,1999.

4.10 Amendment Agreement No. 1 to that Certain Revolving Credit Agreement and Term Loan Agreement among the Registrant and its Subsidiaries and BankBoston dated as of March 31, 2000 is filed herewith.

4.11 Amendment Agreement No. 2 to that Certain Revolving Credit Agreement and Term Loan Agreement among the Registrant and its Subsidiaries and BankBoston dated as of November 10, 2000 is filed herewith.

4.12 Form of Class A Warrant Certificate (attached as Exhibit A to the Warrant Agreement included herewith as Exhibit 4.14).

4.13 Form of Class B Warrant Certificate (attached as Exhibit B to the Warrant Agreement included herewith as Exhibit 4.14).

4.14 Form of Warrant Agreement between the Registrant and American Stock Transfer and Trust Company.

5              Opinion of Barnes & Thornburg*

10.1 The Morgan Group, Inc. Incentive Stock Plan is incorporated by reference to Exhibit 10.1 to the Registrant's Registration
               Statement on Form S-1,  File No.  33-641-22,  effective  July 22,
               1993.

10.2 First Amendment to the Morgan Group, Inc. Incentive Stock Plan is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 1997, filed November 14, 1997.

10.3 Memorandum to Charles Baum and Philip Ringo from Lynch Corporation, dated December 8, 1992, respecting Bonus Pool, is incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.4 Term Life Policy from Northwestern Mutual Life Insurance Company insuring Paul D. Borghesani, dated August 1, 1991, is incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.5 Long Term Disability Insurance Policy from Northwestern Mutual Life Insurance Company, dated March 1, 1990, is incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.6 Long Term Disability Insurance Policy from CNA Insurance Companies, effective January 1, 1998 is incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, filed March 31, 1998.

10.7 The Morgan Group, Inc. Employee Stock Purchase Plan, as amended, is incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, filed on March 30, 1995.

10.8           Consulting  Agreement between Morgan Drive Away, Inc. and Paul D.
               Borghesani, effective as of April 1, 1996, is incorporated by reference to Exhibit 10.19 the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995, filed on April 1, 1996.

10.9 Employment Agreement, dated January 12, 2000 between Registrant and Anthony T. Castor, III is incorporated by reference to
               Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.

10.10 Non-Qualified Stock Option Plan and Agreement, dated January 11, 2000, between Registrant and Anthony T. Castor, III is incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.

10.11 Management Agreement between Skandia International and Risk Management (Vermont), Inc. and Interstate Indemnity Company, dated December 15, 1992, is incorporated by reference to Exhibit
               10.12 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.12 Agreement for the Allocation of Income Tax Liability between Lynch Corporation and its Consolidated Subsidiaries, including the Registrant (formerly Lynch Services Corporation), dated December 13, 1988, as amended, is incorporated by reference to
               Exhibit 10.13 the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.13 Certain Services Agreement, dated January 1, 1995, between Lynch Corporation and the Registrant is incorporated by reference to
               Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, filed on March 30, 1995.

23.1           Consent of Ernst & Young LLP.

23.2 Consent of Barnes & Thornburg (contained in Exhibit 5 filed herewith).

24.1 Power of Attorney (set forth on the signature page to this filing).

99.1           Form of Letter To Class A Stockholders of Record.

99.2 Form of Letter from Brokers or Other Nominees to Beneficial Owners of Class A Common Stock.

99.3           Form of  Instructions  by  Beneficial  Owners to Brokers or Other
               Nominees.

-----------------------------------------------
*        To be filed by amendment.


ITEM 17.  UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include  any  prospectus  required  by section
                  10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss. 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3 (ss.
         239.13 of this chapter), Form S-8 (ss. 239.16b of this chapter) or Form F-3 (ss. 239.33 of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elkhart, State of Indiana, on June 15, 2001.

                                      THE MORGAN GROUP, INC.


                                      By: /s/ Anthony T. Castor, III
                                      ------------------------------------------
                                      Anthony T. Castor, III
                                      President and Chief Executive Officer

                                POWER OF ATTORNEY

         We, the undersigned directors and officers of The Morgan Group, Inc., do hereby constitute and appoint each of Anthony T. Castor, III or Gary J. Klusman or any of them acting alone, our true and lawful attorney-in-fact and agent, each with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this registration statement, or any related registration statements that are to be effective upon filing pursuant to Rule 426(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents required in connection therewith, and any of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents, or any of them, may deem necessary or advisable to enable The Morgan Group, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                      TITLE                             DATE


/s/ Anthony T. Castor, III
------------------------------ Director, President               June 15, 2001
Anthony T. Castor, III         and Chief Executive Officer

/s/ Gary J. Klusman
------------------------------ Executive Vice President          June 15, 2001
Gary J. Klusman                of Finance and Administration

/s/ Charles C. Baum
------------------------------ Chairman of the Board             June 15, 2001
Charles C. Baum

/s/ Richard B. Black
------------------------------ Director                          June 15, 2001
Richard B. Black

/s/ Richard L. Haydon
------------------------------ Director                          June 15, 2001
Richard L. Haydon

/s/ Richard S. Prather, Jr.
------------------------------ Director                          June 15, 2001
Richard S. Prather, Jr.

                                  EXHIBIT INDEX

Exhibit No.                             Description
-----------    -----------------------------------------------------------------

3.1 Registrant's Restated Certificate of Incorporation, as amended, is incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1999, filed on August 13, 1999.

3.2 Registrant's Code of By-Laws, as restated and amended, is incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

4.1            Form of Class A Stock Certificate is incorporated by reference to
               Exhibit 3.3 of the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

4.2            Form of Class B Stock Certificate.*

4.3 Fourth Article - "Common Stock" of the Registrant's Certificate of Incorporation, is incorporated by reference to the Registrant's Certificate of Incorporation, as amended, filed as
               Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1999, filed on August 13, 1999.

4.4 Article II - "Meeting of Stockholders," Article VI - "Certificate for Shares" and Article VII - "General Provisions" of the Registrant's Code of By-Laws, incorporated by reference to the Registrant's Code of By-Laws, as amended, filed as Exhibit 3.2 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

4.5 Revolving Credit and Term Loan Agreement, dated January 28, 1999, among the Registrant and Subsidiaries and Bank Boston, N.A., is incorporated by reference to Exhibit 4(1) to the Registrant's Current Report on Form 8-K filed February 12, 1999.

4.6 Guaranty, dated January 28, 1999, among the Registrant and Subsidiaries and BankBoston, N.A. is incorporated by reference to
               Exhibit 4(2) to the Registrant's Current Report on Form 8-K filed February 12, 1999.

4.7 Security Agreement, dated January 28, 1999, among the Registrant and Subsidiaries and BankBoston, N.A. is incorporated by reference to Exhibit 4(3) to the Registrant's Current Report on Form 8-K filed February 12, 1999.

4.8 Stock Pledge Agreement, dated January 28, 1999, among the Registrant and Subsidiaries and BankBoston, N.A. is incorporated by reference to Exhibit 4(4) to the Registrant's Current Report on Form 8-K filed February 12, 1999.

4.9 Revolving Credit Note, dated January 28, 1999, among the Registrant and Subsidiaries and BankBoston, N.A. is incorporated by reference to Exhibit 4(5) to the Registrant's Current Report on Form 8-K filed February 12,1999.

4.10 Amendment Agreement No. 1 to that Certain Revolving Credit Agreement and Term Loan Agreement among the Registrant and its Subsidiaries and BankBoston dated as of March 31, 2000 is filed herewith.

4.11 Amendment Agreement No. 2 to that Certain Revolving Credit Agreement and Term Loan Agreement among the Registrant and its Subsidiaries and BankBoston dated as of November 10, 2000 is filed herewith.

4.12           Form of Class A Warrant Certificate .*

4.13           Form of Class B Warrant Certificate.*

5              Opinion of Barnes & Thornburg.*

10.1 The Morgan Group, Inc. Incentive Stock Plan is incorporated by reference to Exhibit 10.1 to the Registrant's Registration
               Statement on Form S-1,  File No.  33-641-22,  effective  July 22,
               1993.

10.2 First Amendment to the Morgan Group, Inc. Incentive Stock Plan is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 1997, filed November 14, 1997.

10.3 Memorandum to Charles Baum and Philip Ringo from Lynch Corporation, dated December 8, 1992, respecting Bonus Pool, is incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.4 Term Life Policy from Northwestern Mutual Life Insurance Company insuring Paul D. Borghesani, dated August 1, 1991, is incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.5 Long Term Disability Insurance Policy from Northwestern Mutual Life Insurance Company, dated March 1, 1990, is incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.6 Long Term Disability Insurance Policy from CNA Insurance Companies, effective January 1, 1998 is incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, filed March 31, 1998.

10.7 The Morgan Group, Inc. Employee Stock Purchase Plan, as amended, is incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, filed on March 30, 1995.

10.8           Consulting  Agreement between Morgan Drive Away, Inc. and Paul D.
               Borghesani, effective as of April 1, 1996, is incorporated by reference to Exhibit 10.19 the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995, filed on April 1, 1996.

10.9 Employment Agreement, dated January 12, 2000 between Registrant and Anthony T. Castor, III is incorporated by reference to
               Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.

10.10 Non-Qualified Stock Option Plan and Agreement, dated January 11, 2000, between Registrant and Anthony T. Castor, III is incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.

10.11 Management Agreement between Skandia International and Risk Management (Vermont), Inc. and Interstate Indemnity Company, dated December 15, 1992, is incorporated by reference to Exhibit
               10.12 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.12 Agreement for the Allocation of Income Tax Liability between Lynch Corporation and its Consolidated Subsidiaries, including the Registrant (formerly Lynch Services Corporation), dated December 13, 1988, as amended, is incorporated by reference to
               Exhibit 10.13 the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.13 Certain Services Agreement, dated January 1, 1995, between Lynch Corporation and the Registrant is incorporated by reference to
               Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, filed on March 30, 1995.

23.1           Consent of Ernst & Young LLP.

23.2 Consent of Barnes & Thornburg (contained in Exhibit 5 filed herewith).*

24.1 Power of Attorney (set forth on the signature page to this filing).

99.1           Form of Letter To Class A Stockholders of Record.*

99.2 Form of Letter from Brokers or Other Nominees to Beneficial Owners of Class A Common Stock.*

99.3           Form of  Instructions  by  Beneficial  Owners to Brokers or Other
               Nominees.*

---------------------------------------
*        To be filed by amendment.